UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Mode Mobile, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-12419

Delaware	47-3902362
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One East Erie Street, Suite 525, Chicago, IL	60611
(Address of principal executive offices)	(Zip Code)

847-999-8739

Registrant’s telephone number, including area code

Class AAA Common Stock

(Title of each class of securities issued pursuant to Regulation A)

ITEM 1: BUSINESS

Company Operations & Product Overview

Mode Mobile, Inc. was founded in 2015 as a Limited Liability Company by Dan Novaes, CEO, and Kiran Panesar, CTO, with a mission to provide people around the world with income and saving opportunities through their everyday mobile activities. Mode Mobile was previously known as Nativ Mobile, Inc. before a name change in 2022, and prior to that, was originally founded as Nativ Mobile, LLC before a name change in 2021. The Company aims to unlock the full potential of the world’s most accessible income-generating asset, the smartphone, currently sitting untapped in the pockets of over 7 billion global consumers. These consumers spend 4 trillion hours per year on their smartphones and we believe this presents a massive opportunity to turn people’s phones into income streams, just like Uber and Airbnb did with cars and homes. At Mode, we enable customers to earn and save money directly from the things they already do – like playing games, listening to music, watching videos, and even charging and unlocking their phones.

Products

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Since 2019, Mode has generated over $100 million in revenue from advertisers or its subscription products and continues to grow annually.

Mode Mobile also offers the Mode EarnPhone which is a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The ModePhone’s software is similar to the Mode Earn App, but includes more functionality and lives in the form of an Operating System. The Mode EarnPhone has all the specs one would want from a phone – like a triple lens camera, fingerprint and face ID, and a 6.52 inch HD screen, but unlike other smartphones, it was developed to make money for its user. The Mode EarnPhone is sold out, but now is available to license to other OEM and carriers. Previously EarnPhone was available at www.modephone.com and a variety of online retailers in the United States such as Amazon, Walmart, and Best Buy. We are currently growing our subscription channels, as well as partnerships with major telecom carriers, while also turning towards international expansion.

In 2023, the Company launched a new subscription software product, called the Mode Earn Club, whereby our users pay a monthly fee for access to our rewards ecosystem. In this new product, the Company keeps 100% of the subscription revenue and the user receives up to 100% faster earnings within EarnOS. This product is already generating revenue for the Company, but is still in beta phase and may change over time based on its performance with our existing user base and in the market.

In January 2025, the Company acquired Applock PRO, a mobile security app for Android that protects private apps, photos, and data by locking them with passwords, patterns, fingerprints, or knock codes, preventing unauthorized access to social media, messages, banking apps, and even system settings like Wi-Fi and Bluetooth. It offers features like intruder selfies, fake error screens, customizable themes, and the ability to hide its own icon to safeguard your privacy from snoopers. Applock PRO earns the majority of its revenue through in-app advertising and is already integrated with Mode’s EarnOS software.

In December 2025, the Company acquired Not Gonna Lie (“NGL”), the viral anonymous messaging and social media application that offers exciting and intriguing Q&A games between users that aim to strengthen the connections and friendships between users on the app. NGL is a social app that has over 125 million monthly active users across web and mobile. As a part of this acquisition, two existing employees of NGL stayed on to support the app. The integration of NGL into the Mode Mobile portfolio will focus on three key areas:

1.	Audience Expansion: Immediately gaining access to NGL’s vast and active Generation Z user base, a demographic that the Company believes is highly sought after by advertisers.
2.	Monetization Synergy: Integrating EarnOS features into the NGL app, allowing NGL users to earn rewards for engagement, subscriptions, and ad interaction, which aligns with Mode Mobile’s core value proposition of compensating users for their time.
3.	Product Deepening: Leveraging NGL’s viral growth mechanisms and social DNA to enhance the Mode Mobile platform’s overall engagement and stickiness.

In December 2025, the Company completed acquisition of TrimBox LLC (“TrimBox”). TrimBox operates an email inbox management app that helps users unsubscribe from unwanted emails. Users of the TrimBox app have cleaned over 1.7 billion emails across its Chrome extension, web app, and mobile platforms. Rated 4.5 stars with over 7,300 ratings, TrimBox has a privacy-first approach that has resonated with its subscriber base, with the app having an average 4.5 star rating across 7,300 ratings. The app’s features include one-click unsubscribing, bulk email deletion, spam blocking, and an AI-powered email assistant.

In March 2026, the Company acquired the assets of QR Code Reader, a mobile application that delivers fast, reliable QR code and barcode scanning. QR Code Reader has an average rating of 4.7 stars with over 668,000 ratings on the App Store. It supports more than 15 code formats including QR codes, barcodes, DataMatrix, and Code128. The Company understands that QR Code Reader has 1.5 million monthly active users and will be a source of recurring revenue for the Company.

1

Trademarks

The Company has protected its trademarks, which is a key part of its business operations and overall corporate strategy. A summary of its trademarks can be found below:

Name	Status	Number	Filing Date
Earn As You Go	Live	90072702	July 24, 2020
Earn As You Go: Activate Earn Mode	Live	90072727	July 24, 2020
Earn OS	Live	97021733	September 10, 2021
Earn UI	Live	97023073	September 21, 2021
Mode Logo	Live	90815642	July 7, 2022
The Phone that Pays	Live	90823313	July 12, 2021
Earn Mode	Live	97023080	September 21, 2021
Mode Earn App	Live	97177172	December 17, 2021
Earn App	Live	97177401	December 17, 2021
Mode Earn Phone	Live	97178560	December 17, 2021
Mode Earn OS	Live	97181074	December 20, 2021

Key Suppliers

The Company sources its EarnPhone from Skyworth, a manufacturer based in China. The Company does not have an exclusive relationship with this supplier and can easily source new partners to manufacture the EarnPhone.

Competition

The market for rewards-based mobile apps continues to grow and evolve with numerous companies offering consumers the ability to earn cash-back and rewards for various online activities. Competitors include Fetch Rewards, Ibotta, Rakuten, and Swagbucks. Mode Mobile offers an integrated hardware and software solution, the Mode EarnPhone, that rewards users for everyday mobile activities on their smartphones.

While the majority of smartphone manufacturers do not offer an integrated rewards-based operating system like the EarnOS, we do also view smartphone manufacturers like Apple, Samsung, Nokia, and others as indirect competitors to the Mode EarnPhone.

Customers

Our customer base, since founding, consists of over 50,000,000 users spread across over 170 countries, who have downloaded the Mode Earn App or purchased the Mode EarnPhone. To date, users have seen earning and estimated savings in the aggregate of over $1,000,000,000 by interacting with our services. The Company typically acquires customers by advertising on social media and search channels such as Google and Meta (Facebook and Instagram).

The Company also counts members of its Mode Earn Club as customers, each of which pay anywhere from $1 to $20 per month to be a member of the Club and earn additional savings and benefits.

The Company also sells its EarnPhone through certain third party retailers, which then sell the EarnPhone to their customers. These third-party retailers include BestBuy, Amazon, Walmart, Newegg, Adorama, Groupon, Mason, Dailysteals, eBay, Reebelo, and UnbeatableSale. The Company uses an in-house business development team, led by its CEO, to acquire new retailers and distribution channels.

The Company also views its advertising partners as customers. The Company has agreements with these advertising partners whereby the partners pay the Company based on how the Company’s customers and users interact with various websites and mobile applications.

Current (Gibraltar) Limited & $CRNC Token Issuance

The Company also has an affiliate, Current (Gibraltar) Limited (“CGL”), a Gibraltar company organized in 2018. The Company owns 100% of the voting shares of CGL however it has no economic interest it. CGL was organized to develop a rewards network and protocol, the purpose of which was intended to be used as a rewards distribution mechanism for Mode Mobile and its user base (the “EARN’M Network” (f/k/a the $CRNC Network)). In order to build out this network, the Company, via CGL, conducted and completed a security token offering utilizing exemptions from registration under the Securities Act provided by Rule 506(b) of Regulation D and Regulation S to non-US investors. In that offering, CGL offered $CRNC tokens to investors in consideration for their investments. The proceeds from the token offering were approximately $26 million, which was to be used to build out the EARN’M Network. Due to a disclosed delay in delivering tokens to investors resulting from regulatory uncertainties associated with blockchain and cryptocurrency projects, the investments were executed pursuant to “Simple Agreement(s) for Future Tokens” (“SAFTs”), which, among other things, contemplated the Company delivering the $EARNM (f/k/a $CRNC) tokens to investors in advance of the EARN’M Network launch.

2

The further buildout of the EARN’M Network will be carried out by a foundation established by CGL. In Q4 2024, the Company, through its affiliate, Current (Gibraltar) Limited, launched the $EARNM token on various international cryptocurrency exchanges. The timing of the exchange launches corresponded with the completion of all aspects of the EARN’M ecosystem. Thus, all remaining obligations of the Company with respect to the $EARNM token have been satisfied. Further, and in support of the EARN’M ecosystem and the $EARNM token, the EARNM Foundation was established on or around March 18, 2025. Since that date, the EARNM Foundation, not the Company, has had full control over the governance and all other aspects of the future direction of the EARN’M ecosystem and the $EARNM token.

For purposes of clarification, while the EARNM foundation was established by CGL, it is not deemed a related party. This is because now that the EARN’M Network has launched, its operations have become vested in the foundation itself. The foundation’s purpose is to allow stakeholders of the EARN’M Network to govern and direct the ecosystem without a centralized overseer like CGL. CGL had some level of oversight at the EARN’M Foundation’s launch, however this oversight ceased once EARN’M stakeholders assumed control of foundation governance.

The Company may engage with the foundation opportunistically as an advertising partner – i.e. to advertise Mode Mobile on the EARN’M Network, and vice versa. However, any relationship between the Company and the foundation (and/or CGL, the entity that established the foundation) in this capacity would be substantially the same as other third-party advertising-based partnerships of the Company. As of the date of this Annual Report, no written agreement is in place between the Company and CGL or the foundation to serve as an advertising partner. Finally, the EARN’M Network is a stand-alone separate rewards distribution system, and is completely distinct from the Mode Mobile point-based rewards system.

Employees

The Company currently has 93 team members (25 full-time employees and 68 full-time contractors), and 7 part-time contractors. These team members are spread out across 18 countries. Approximately 35% of the Company’s team members are based in the United States and all of the Company’s executive officers and directors are based in the United States.

Regulation

By virtue of handling our user’s data, we are subject to numerous statutes related to data privacy, and additional legislation and regulation should be anticipated in every jurisdiction in which we operate. Example federal (US) and European statutes we could be subject to are:

GDPR

The EU-wide General Data Protection Regulation imposes onerous accountability obligations requiring data controllers and processors to maintain a record of their data processing and policies. It requires data controllers to implement more stringent operational requirements for processors and controllers of personal data, including, for example, transparent and expanded disclosure to data subjects (in a concise, intelligible and easily accessible form) about how their personal information is to be used, imposes limitations on retention of information, increases requirements pertaining to health data and pseudonymized (i.e., key-coded) data, introduces mandatory data breach notification requirements, and sets higher standards for data controllers to demonstrate that they have obtained valid consent for certain data processing activities. Fines for non-compliance with the GDPR will be significant—the greater of €20 million or 4% of global turnover.

ePrivacy Directive

The ePrivacy directive sets out the rules relating to the processing of personal data across public communications networks. This directive requires business to ensure consent requests are made and that consent is received from the user before the use of cookies is made. Businesses must communicate the privacy rules with accurate and specific information regarding the data contained in the cookie. Information must be communicated before the consent requests are made, in plain language. Organizations must ensure that users are able to withdraw consent in the same simple manner as the initial consent request.

3

CRPA and CCPA

The CRPA and CCPA define and establish various rights that consumers residing in California have over the privacy of their data along with the responsibilities of businesses when collecting personal information. It requires businesses that control the collection of consumers’ personal information to inform them of the category, purpose and duration the business intends to retain such information. It lists the consumers’ right to correct their data and have their data deleted. Customers may also exercise their right to limit the sale or sharing of their personal or sensitive personal information. Fines for non-compliance can range from $100 to $750 per consumer per incident. Additionally, in certain cases the California Privacy Protection Agency may impose administrative fines ranging from $2,500 to $7,500 for each violation.

Acquisition Strategy

Acquiring complementary businesses and assets is a key part of the Company’s strategy and plan of operations. In the last 12 months, the Company has made the following acquisitions:

Applock PRO

In January 2025, the Company closed on $5,000,000 of debt financing to acquire the assets associated with Applock PRO from Eywin Bilgi Teknolojileri A.S for a total cash consideration of $6,583,781 at closing date. The debt has an interest rate equal to the greater of (i) 13.25% interest per annum or 8.50% + SOFR (Secured Overnight Financing Rate). The debt will be paid based on the following schedule: interest-only payments for the first 6 months, then thirty monthly payments of $166,666 plus interest thereafter. The debt is secured by the assets of the Company (and the security interest will continue to be senior to all other security interests in the Company’s assets while the debt is outstanding) which the Company must comply with certain financial covenants while the debt is outstanding, including maintaining at least $4.5 million in cash, and maintaining minimum revenue and EBITDA thresholds. The Company believes these requirements do not constrain or burden the Company’s operations.

In addition, as a condition of the debt financing, the Company has issued a warrant to the lender to acquire up to 6,000,000 shares of the Company’s Class AAA Common Stock. The warrant may be exercised at a price of $0.125 per share and expires on January 24, 2032. A copy of this warrant is filed as exhibit 3.6 to this report.

NGL Labs

In December 2025, the Company acquired NGL Labs, LLC, which owns and operates Not Gonna Lie (“NGL”), the viral anonymous messaging and social media application. Mode Mobile purchased 100% of the outstanding units of NGL Labs, LLC as well as all of the business operations, assets, and liabilities, minus any debt, of NGL Labs, LLC.

The Company paid a total of $55,000,000 to purchase NGL from its founders. The purchase price was comprised of 29,333,344 shares of Class AAA Common Stock of Mode Mobile representing a total fair value of $14,666,667, contingent consideration in the form of additional tranches of shares to be issued upon the first and second anniversaries representing a total fair value of $7,333,333, promissory notes payable due to sellers representing a total fair value of $11,000,000 and $22,000,000 in cash. The seller promissory notes payable have total principal of $11,000,000 and interest rates of 3.71%, with 50% of the notes to be repaid 12 months after funding and the remaining 50% to be repaid 24 months after funding.

The foregoing description of the promissory notes and acquisition transaction are qualified by reference to the full text of the promissory notes and merger agreement, which are filed as exhibits 6.4, 6.5, 6.6, and 7.1, respectively, to this report.

TrimBox

In December 2025, the Company completed acquisition of TrimBox, LLC (“TrimBox”). TrimBox owns and operates an email inbox management app that helps users unsubscribe from unwanted emails. Mode Mobile purchased 100% of the outstanding units of TrimBox as well as all of the business operations, assets, and liabilities, minus any debt, of TrimBox.

The Company paid a total of $4,016,667 to purchase TrimBox from its founders. A portion of the purchase price was comprised of 3,333,333 shares of Class AAA Common Stock of Mode Mobile representing a total fair value of $ 1,666,667.

The agreement pursuant to which the Company acquired TrimBox is filed as Exhibit 7.3 to this Annual Report, and is described more fully under Item 6 of this report.

4

QR Code Reader

In March 2026, the Company acquired the assets of QR Code Reader, a mobile application that delivers fast, reliable QR code and barcode scanning.

The Company paid a total of $20,000,000 to purchase QR Code. A portion of the purchase price was comprised of 8,000,000 shares of Class AAA Common Stock of Mode Mobile representing a total fair value of $4,000,000.

The agreement pursuant to which the Company acquired the assets of QR Code Reader is filed as Exhibit 7.2 to this Annual Report, and is described more fully under Item 6 of this report.

Additional Acquisitions

In August 2025, the Company acquired Gallery App, an Android-based mobile gallery and vault application with over 3.92 million total downloads, 210,000 daily active users (DAU), and a 4.53 average user rating. In October 2025, the Company acquired Cleaner App, an Android-based mobile utility application designed to optimize device storage by identifying and removing unnecessary files, including large files and duplicate or unwanted photos. Both of these were asset acquisitions which will be integrated into the Mode ecosystem.

Future Acquisitions

The Company intends to make additional strategic acquisitions of assets over the coming 6-12 months as a part of its growth strategy. These acquisitions will likely include the Company acquiring specific complimentary assets, and/or acquiring key technology, know-how, and personnel. These acquisitions are likely to be undertaken with a mixture of both cash and stock. Potential targets include assets associated with businesses/apps in the rewards & loyalty space, gaming portfolios, launcher and lock screen products and other earnings-related verticals.

When reviewing potential acquisition targets, the Company plans to look for the following:

●	Product compatibility
●	Year over year revenue growth
●	Current profitability
●	Strong user growth and retention
●	Attractive user acquisition metrics (ROAS, LTV/CAC ratio etc.)

The purpose of these acquisitions would be to further the Company’s business, both in the form of acquiring new customers, acquiring more employees, and/or acquiring new technology.

The Company’s Property

Mode Mobile, Inc. is a fully remote, U.S.-based company and as such, does not have a central headquarters from which it conducts its operations. The Company has limited fixed assets consisting mostly of computer hardware used by employees. The Company’s current mailing address is One East Erie Street, Suite 525, Chicago, IL 60611.

5

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC, and App Lock LLC, Cleaner App, Gallery, TrimBox LLC and NGL Labs LLC. All intercompany transactions and balances have been eliminated in consolidation.

Operating Results

For the Fiscal Years Ended December 31, 2025 and 2024

Mode Mobile generated net revenues of $22,151,635 during the fiscal year ended December 31, 2025 compared to $12,136,295 during the fiscal year ended December 31, 2024, representing a 82.52% increase, which was the Company believes was primarily the result of increased sales and marketing activities, as well as additional revenues from new products, including the Mode Earn Club (which launched in 2023) and newsletter advertising revenue, as well additional revenue from the acquisition of certain assets and entities, including Applock, Cleaner App, Gallery App and TrimBox LLC   and NGL Labs, LLC, all of which took place in 2025. The majority of the revenues the Company earned in both years was earned through the Company’s Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. The Mode Earn Club is another growing driver of revenue in the business. Due to the rules around acquisition accounting, the majority of the revenues generated from the Company’s acquisitions were not fully recognized in the consolidated financial statements. A full description of the pro forma consolidated financials for the Company and its acquisitions can be found below.

The Company had costs of net revenues of $1,706,869 and $1,116,359, respectively, during the fiscal years ended December 31, 2025 and 2024. Cost of net revenues consists primarily of Apple & Google store fees and revenue share paid to advertising partners on deals syndicated through those partners. Cost of net revenues also includes hosting costs, as well as the product and related fulfillment costs of hardware products sold. Costs of net revenues increased in 2025 in line with the increase in revenues generated by the Company in 2025 compared to 2024.

The Company’s gross margin (defined as net revenues less cost of net revenues divided by net revenues) for the fiscal year ended December 31, 2025 was 92.29% compared to 90.80% for the year ended December 31, 2024. The improvement in gross margin was primarily related to increased income in 2025 realized from the launch of new revenue streams in 2024 (such as Applock) as well as the Company’s efforts to cut less profitable market and customer segments. Additional improvements in gross margin were related to higher gross margins resulting from the Company’s acquisitions.

6

Total costs and expenses of the Company for both the years ended December 31, 2025 and 2024 primarily consisted of costs of net revenue, customer acquisition costs (i.e. sales and marketing), amounts paid to users who redeem points (earned by them) for cash payment and employee and contractor compensation related to software development and general and administrative expenses. Operating expenses during the fiscal year ended December 31, 2025 amounted to $24,762,315, a 56.72% increase from $15,799,986 during the fiscal year ended December 31, 2024. Sales and marketing expenses consisted primarily of digital advertising costs on social media and search platforms such as Meta and Google, which totaled $9,851,758 during the fiscal year ended December 31, 2025 and $5,822,794 during the fiscal year ended December 31, 2024, or a 69.19% increase period over period. This increase in sales and marketing costs was related to the Company’s decision to increase advertising spend to grow more profitable segments of its product line, including the Mode Earn App and Mode Earn Club, among others. Sales and marketing expenses also include rewards that are paid out to Mode Mobile users. Additionally, the Company recognized research and development expenses of $4,564,665 for the year ended December 31, 2025 versus $4,241,684 for the year ended December 31, 2024, which was a 7.61% increase year over year. The increase in research and development expenses was primarily driven by the Company investing more into resources to assist with product development. General and administrative expenses consisted primarily of executive and operational payroll costs, professional services, and overhead expenses, which totaled $8,639,023 for the year ended December 31, 2025 versus $4,619,149 for the year ended December 31, 2024, representing a 87.03% increase. The increase across general and administrative expenses was primarily related to increased hiring across full-time hires and contractors, as well as additional operational expenses to support the Company’s acquisitions and previously launched product offerings and planned future product development.

In addition to the above, the Company recognized total other expenses of $1,102,135 during the fiscal year ended 2025, versus total other income of $426,982 during the fiscal year ended 2024. The biggest driver for the loss for 2025 was related to interest expense from notes payable related to acquisitions the Company made in 2025. Provision for income tax for the fiscal year ended December 31, 2025 was $2,172,432, versus $227,743 for the fiscal year ended December 31, 2024.

As a result of the foregoing, the Company realized a net loss of $5,885,247 for the fiscal year ended December 31, 2025 – a 67.46% increase in net loss compared to a net loss of $3,514,452 during the fiscal year ended December 31, 2024.

Liquidity and Capital Resources

As of December 31, 2025, Mode’s cash-on-hand was $8,881,411 compared to $6,886,521 as of December 31, 2024. The Company also had accounts receivable of $7,378,741 and $2,401,867 as of December 31, 2025 and December 31, 2024. As of December 31, 2025, the Company had outstanding debt of $23,067,378 and zero outstanding debt as of December 31, 2024. The Company’s outstanding debt as of December 31, 2025 was entirely to fund certain acquisitions. The details of this debt can be found below:

●	On December 1, 2025, the Company issued a Promissory Note for a total obligation of $11,000,000, which is payable in two equal installments of $5,500,000, due on December 1, 2026 and December 1, 2027, respectively.

●	During 2025, the Company issued $12,000,000 in senior secured notes with attached warrants to a third-party lender. The January 2025 issuance included 6,000,000 warrants with a $0.125 exercise price, while the December 2025 issuance included 2,800,000 warrants at a $0.250 exercise price. Both notes carry a 13.25% stated interest rate and a 36-month term.

7

●	During October and November 2025, the Company issued short-term promissory notes, pursuant to Rule 506(b) of Regulation D to individual investors totaling $4,414,231 in aggregate principal. The notes bear interest at rates ranging from 12% to 18% per annum, with interest payable monthly and principal due in full one year from the date of issuance. All notes are classified as current liabilities as of December 31, 2025.

Additionally, as of December 31, 2025 and December 31, 2024, the Company had accounts payable balances $4,584,543 and $3,213,650, respectively.

In 2025, the Company completed financing rounds pursuant to Regulation D, Regulation CF and Regulation A, closing on a total $47,902,612 in gross proceeds, issuing 285,937,828 shares of Class AAA Common Stock. Specifically for the offering under Regulation A, which was originally qualified in July 2024 and closed in August 2025, the Company raised a total of $48,576,962 in gross proceeds, before accounting for selling securityholders, issuing 288,728,874 shares of Class AAA. Common Stock.

The Company currently has a live Regulation A offering that commenced March 23, 2026, in which it is seeking to raise $33,047,615, net of $11,383,166 available to selling securityholders. As of April 27, 2026, the Company has received $927,784 in funds from this raise.

In February and March 2026, the Company issued short-term promissory notes, pursuant to Rule 506(b) of Regulation D, to individual investors totaling $4,938,623 in aggregate principal. The notes bear interest at rates ranging from 12% to 18% per annum, with interest payable monthly and principal due in full one year from the date of issuance, with the ability to extend repayment by one year by the Company.

While the Company is generating revenues, the Company has recognized a net loss during the year ended December 31, 2025, and will continue to rely on investor financing, including its latest Regulation A offering, to support its acquisition plans and support minimal operational burn. Additionally, the Company is seeking to bring on additional debt to help finance operations and growth.

Trend Information

Historically, the majority of the revenue the Company has earned has been through the Company’s Mode Earn App, where Mode Mobile gets paid by advertising partners, brands, and other technology providers when Mode users interact with digital content on their smartphones. Mode Mobile has also generated minimal revenue from sales of the Mode EarnPhone. However, with the introduction of new products like the Mode Earn Club, the Company now has a more diverse mix of revenue streams with stronger gross margins. Throughout 2024 and 2025, the Company continued to focus on scale and engagement, including investing in revenue initiatives we believe have greater potential profitability, including Mode Earn Club and advertising sales revenue, as well as expanding into international markets. In 2025, the Company continued to focus on achieving profitability and as of December 2025 it reached this goal (based on the Company’s adjusted EBITDA financial data), partially through its acquisition strategy and partially through improved gross margin and more diverse revenue streams. Over the next few years, the Company will continue to invest in improving product quality and launching expanded product offerings, as well as continuing to expand its product offerings and customer base through strategic acquisitions.

The Company completed a number of asset and business acquisitions during the year ended December 31, 2025, as described in the “Our Business” section of this Annual Report. The Company anticipates that these acquisitions will contribute to increased revenues, including certain recurring revenue streams. At the same time, the Company expects to increase headcount and incur additional operating expenses in connection with the integration and expansion of these acquired businesses. The Company’s objective is for the revenue generated from these acquisitions to exceed the additional expenses incurred, although there can be no assurance that such revenue growth will be achieved or that the acquisitions will be profitable.

TrimBox

While the Company does not plan to incur increased debt in 2026, there is a chance that it does in order to finance additional acquisitions. The Company will fully expect that the increased operating income that results from any additional acquisitions will offset any new debt service costs.

Selected Unaudited Pro Forma Combined Financial Information

In December 2025, the Company acquired NGL Labs, LLC, which owns and operates Not Gonna Lie (“NGL”), the viral anonymous messaging and social media application. Mode Mobile purchased 100% of the outstanding units of NGL Labs, LLC as well as all of the business operations, assets, and liabilities, minus any debt, of NGL Labs, LLC. The Company made this acquisition as it believes that the NGL would be a complementary fit to its business operations, product fit, and its customer base.

In December 2025, the Company completed acquisition of TrimBox LLC (“TrimBox”). TrimBox operates an email inbox management app that helps users unsubscribe from unwanted emails. Users of the TrimBox app have cleaned over 1.7 billion emails across its Chrome extension, web app, and mobile platforms. Rated 4.5 stars with over 7,300 ratings, TrimBox has a privacy-first approach that has resonated with its subscriber base, with the app having an average 4.5 star rating across 7,300 ratings. The app’s features include one-click unsubscribing, bulk email deletion, spam blocking, and an AI-powered email assistant.

8

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company, NGL and TrimBox as if the acquisitions had occurred on January 1, 2024. The pro forma information has been prepared for illustrative purposes only and does not purport to represent what the Company’s results of operations would have been had the acquisitions occurred on such date, nor is it necessarily indicative of the Company’s future results of operations.

From a consolidated basis, the acquisitions have added significant revenue, gross profit, and net income to the historical results of Mode Mobile. For the year ended December 31, 2025, the combined entities generated unaudited pro forma net revenues of $43,231,328 and net income from operations of $7,745,870. For the year ended December 31, 2024, the combined entities generated unaudited pro forma net revenues of $33,053,478 and net loss from operations of $(3,618,626).

The Company expects minimal impact to its historical balance sheet because of the acquisition. For the year ended December 31, 2025, the combined entities had pro forma unaudited current assets of $22,246,726, including $10,042,770 of cash and cash equivalents. There was a significant increase in the pro forma unaudited non-current assets of the combined entities, which was $55,116,503. This increase was primarily related to the purchase price of NGL and partially offset by amortization on the intangible assets recorded as a result of the acquisition.

ITEM 3: DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office	Approximate hours per week for part-time employees
Executive Officers
Dan Novaes	CEO	36	June 2015 to Present	Full-time
Kiran Panesar	CTO	31	June 2015 to Present	Full-time
Prakash Ramachandran	CFO	60	January 2024 to Present	Full-time
Justin Hines	General Counsel	55	December 2018 to Present	Full-time
Kathy DeKam	Chief People Officer	64	May 2021 to Present	Full-time
Directors
Dan Novaes	Director	36	June 2015 to Present
Ross Holdren	Director	41	February 2021 to Present	1
Mark Lawrence	Director	39	February 2021 to Present	1
Daniel Hoffer	Director	48	January 2026 to Present	1

Dan Novaes, CEO and Director

Dan co-founded Mode Mobile with Kiran Panesar and has been CEO of the Company since June 2015. During that time, Dan has been responsible for setting the vision and direction for the Company, leading and inspiring a team of executives and managers, developing and executing strategic plans, and representing the organization to stakeholders and the public. Additionally, Dan has played a vital role in building relationships with key partners and vendors, ensuring the Mode Mobile brand is well represented, and the organization is compliant with all applicable laws and regulations. Dan has also been a driving force behind the culture of excellence that can be found throughout the organization and inspiring its team members to reach their highest potential. Dan has followed his entrepreneurial passion throughout his career. From an early age, he used his skills to establish a variety of businesses across international e-commerce, consumer products, and media. Dan is one of the youngest members of YPO and the Chicago Economic Club. He is a graduate of the Indiana Kelley School of Business. Prior to co-founding Mode Mobile, Dan was the co-founder and CEO of MobileX Labs, an application design and development company, from 2012 to 2015. Before then, he spent 10 years as the founder of Elekteks, a consumer electronics ecommerce retailer, and was the inventor of iFlask, the world’s first “smart” flask.

Kiran Panesar, CTO

Kiran co-founded the Company with Dan Novaes and began as CTO in June 2015. Kiran is responsible for leading the development and implementation of technology strategies to ensure the success of the organization. He oversees the development of new technologies and systems that will enhance the users’ experience, supports our engineering and product teams, while also focusing on costs and efficiency. Kiran has over 10 years software development experience and is a product and engineering leader with a passion for building cross-functional teams to solve problems. Kiran has a strong track record of successful product launches, including Instaliker, a project that helped millions of people boost their social media following. Before Mode Mobile, Kiran was the co-founder and CTO of MobileX Labs, an application design and development company, with tens of millions of monthly online users, where Kiran oversaw the building and maintenance of infrastructure. Prior to that, Kiran was a co–founder and Programmer for daptppt Designs, a software development company for iPhone and gaming applications.

9

Prakash Ramachandran, CFO

Prakash Ramachandran has served as the CFO at Mode Mobile since January 2024 and is responsible for overseeing the Company’s financial & business operations functions, including developing & implementing financial plans, policies, and procedures, budgeting & forecasting, and overseeing accounting and financial reporting. Prior to working at Mode Mobile, Prakash served as CFO of Crownpeak Technology from June 2021 to 2023, a PE funded SaaS business. He helped to grow the company’s revenue during his tenure, primarily through acquisition initiatives. Before that, Prakash worked as an EVP and CFO for Digital Reasoning, an AI and cognitive computing company from December 2015 to June 2021. During that time, he successfully secured two rounds of financing, oversaw an acquisition of a medium-sized healthcare technology company, and contributed to Digital Reasoning’s acquisition by Smarsh, Inc. Prakash previously worked as the CFO for Polyera Corporation from 2011 to 2015, and held various VP and CFO positions in different organizations prior to that, showcasing diverse financial expertise. Prakash has a Bachelor of Commerce from Madras University and a Master of Science in Management from Stanford University Graduate School of Business. He is a Chartered Accountant from India as well as a Chartered Management Accountant of the U.K.

Kathy DeKam, Chief People Officer

Kathy joined Mode Mobile as Chief People Officer on May 4, 2021, where she leads HR and IT functions. She oversees performance management, talent acquisition, team development, and engagement, while championing an inclusive culture and managing the company-wide OKR process. She also directs IT operations, including systems support, integration, and policy governance. Previously, Kathy was Chief People and Culture Officer at Qualifacts, a SaaS-based electronic health records company with 430+ employees and $70M+ in revenue. Prior to that, she spent six years at AI firm Digital Reasoning as EVP/Chief People and Culture Officer and Co-COO, supporting a 180+ person team with $38M in revenue, contributing to $100M in capital fundraising efforts, and to the company’s acquisition by Smarsh. From 2011 to 2015, she held HR leadership roles at Video Gaming Technologies, where she helped lead the company’s growth from 650+ employees and $65M in revenue to 6,000+ employees across 103 countries and $3B annual revenue following its acquisition by Aristocrat. Earlier, Kathy served as COO of a North American commercial print and graphic arts company with $500M+ in annual revenue. She is also a veteran having served six years in the U.S. Navy.

Justin Hines, General Counsel & Secretary

Judd joined Mode Mobile as General Counsel on December 3, 2018. In this role, Judd is responsible for corporate governance, corporate compliance, and legal risk management and ensuring the organization upholds the highest standards of professional excellence. Additionally, Judd monitors and reviews legal and regulatory developments to ensure compliance with all applicable laws and regulations, prepares, reviews, and negotiates contracts, agreements, and other legal documents, and advises on the Company’s investment initiatives. Judd is an experienced attorney, with over 24 years of experience in legal, compliance, and investment advisory roles, including Senior Associate at Katten Muchin Rosenman , an AmLaw 100, global law firm. He holds a BA in American Studies from Fairfield University and a Juris Doctorate from Emory University School of Law. Prior to working at Mode Mobile, Judd served from 2014 to 2018 as General Counsel and Chief Compliance Officer at Hayden Royal, an investment banking and finance company with $3B under management. From 2010 to 2014 Judd was the Managing Director at Majestic Capital Advisors, an investment advisory services firm. Prior to that, Judd was a director from 2005 to 2010 with the Macquarie Group, a global financial services company with $600B under management.

Ross Holdren, Director

Ross has been on the Board of Directors for Mode Mobile since February 2021. In addition to his role at Mode Mobile, Ross currently serves as the CEO of Dose, a position he has held since February 2019. Ross has also been on the Board of Directors of Dose since August 2018. Ross is also a Principal at Garland Capital Group, where he has been since July 2013. Ross holds a Bachelor of Science in Business Administration from College of Charleston and a Master in Business Administration from INSEAD.

10

Mark Lawrence, Director

Mark has been on the Board of Directors for Mode Mobile since February 2021. In addition to his role at Mode Mobile, Mark is the Founder and CEO of SpotHero, a position he has held since October 2010. Mark holds a Bachelor of Science in Finance and a Bachelor of Arts in Spanish from Bradley University.

Daniel Hoffer, Director

Daniel has been on the Board of Directors for Mode Mobile since January 2026. Daniel Hoffer is an American entrepreneur and venture capitalist best known as the co-founder and former CEO of the global hospitality exchange service CouchSurfing. Daniel is currently serving as a Managing Partner at Deep Venture Partners, a position he has held since February 2025. He also serves as a director of Citian, an AI-drive ““smart city” SaaS software company, where he started as an advisor in August 2023 before being elected to the board of directors of the company in May 2024. Daniel has built an extensive career in Silicon Valley, previously serving as a Managing Director at Autotech Ventures from July 2018 to July 2023, and a Partner at Tandem Capital from April 2015 to September 2017. His operational background includes executive product roles at TripIt (acquired by Concur/SAP) and Symantec, as well as a recent tenure as Senior Vice President of Corporate Development at the AI startup Hayden AI. An alumnus of Harvard College (AB 2000) and Columbia Business School (MBA 2007) Hoffer is also the founder of The Marketplace Conference and is an active angel investor in numerous high-profile startups.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the year ended December 31, 2025, the Company compensated its executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash Compensation	Other Compensation	Total Compensation
Dan Novaes	CEO, Director	$383,050.97	$	$383,050.97
Kiran Panesar	CTO	$274,082.88	$	$274,082.88
Justin Hines	General Counsel	$263,630.52	$	$263,630.52
Kathy DeKam	Chief People Officer	$292,434.01	$	$292,434.01
Prakash Ramachandran	CFO	$430,883.71	$	$430,883.71
Ross Holdren	Director	$0	$	$0
Mark Lawrence	Director	$0	$	$0
Daniel Hoffer	Director	$0	$	$0

For the year ended December 31, 2025, none of our Directors received cash compensation for their services as Directors of the Company.

2021 Equity Incentive Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2025. The options have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2025, there were 11,024,696 shares available for future issuance.

Employment Agreements with Executive Officers

Kiran Panesar Employment Agreement

The Company and Kiran Panesar are each party to an employment agreement dated April 1, 2019. Pursuant to the employment agreement, in exchange for Mr. Panesar’s services as CTO, Mr. Panesar is entitled to a starting base salary of $150,000 per year, which may be increased each year based on his performance, as well as an annual bonus of 20% of the base salary then in effect under the agreement. The agreement renews each year on March 31, unless earlier terminated. The Company may terminate Mr. Panesar’s employment for cause with 10 days notice, or without cause with 6 months’ notice. If terminated without cause, Mr. Panesar will be entitled to all compensation otherwise due during that 6 month period. The agreement also contains customary indemnification provisions, whereby the Company agrees to indemnify Mr. Panesar against certain liabilities and expenses that he may become subject to in performance of his duties, subject to certain limitations.

11

A copy of the employment agreement between Kiran Panesar and the Company is filed as an exhibit to this Annual Report forms a part.

Kathy DeKam Employment Agreement

The Company and Kathy DeKam are each party to an employment agreement dated May 4, 2021. Pursuant to the employment agreement, in exchange for Ms. DeKam’s services as Chief People Officer, Ms. DeKam is entitled to a starting base salary of $220,000 per year, which may be adjusted each year based on performance, as well as an annual bonus of 15% of the base salary then in effect under the agreement. Ms. DeKam also received a grant of 1,550,000 $CRNC Tokens, which will vest in equal installments over four years, as well as 52,891 options under the Company’s 2021 Plan. Ms. DeKam’s employment is “at-will”, and either the Company or Ms. DeKam may terminate the agreement at any time for any reason – but if Ms. DeKam is terminated without cause, or resigns with “good reason”, she shall be entitled to severance pay of 3 months’ salary. The agreement contains certain customary non-disclosure provisions, whereby Ms. DeKam cannot disclose certain proprietary information of the Company, and also contains non-disparagement clauses. The agreement also contains customary indemnification provisions, whereby the Company agrees to indemnify Ms. DeKam against certain liabilities and expenses that he may become subject to in performance of her duties, subject to certain limitations.

A copy of the employment agreement between Kathy DeKam and the Company is filed as an exhibit to this Annual Report forms a part.

ITEM 4: SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

The following table sets forth information regarding beneficial ownership of the Company’s securities by our officers, directors, and holders 10% or more of any class of our voting securities as of December 31, 2025:

Title of Class	Name and address of beneficial owner		Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (3)
Officers and Directors
Class A Common Stock	Dan Novaes	(1)	504,010,290	0	80.3%
Class A Common Stock	Kiran Panesar	(1)	102,733,358	0	16.4%
Class B Common Stock	Kiran Panesar	(1)	0	5,132,646	1.9%
Class B Common Stock	All Officers & Directors	(1)	1,449,275	55,182,474	21.1%
Class C Common Stock	All Other Officers & Directors	(1)	225,184	0	2.0%

Other Significant Holders
Series Seed Preferred Stock	Garland Fund I LLC	(1)(2)	161,000,673	0	46.6%

(1)	The following address may be used for each holder: One East Erie Street, Suite 525, Chicago, IL 60611

(2)	Garland Fund I LLC is controlled by Ross Holdren who also serves as a Director of the Company

(3)	Based on 627,870,232 shares of Class A Common Stock, 268,000,000 shares of Class B Common Stock, 11,155,245 shares of Class C Common Stock, and 345,659,651 shares of Series Seed Preferred Stock outstanding as of December 31, 2025.

ITEM 5: INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has employment agreements in place with certain of its executive officers, which are described in the “Compensation of Directors and Executive Officers” section under Item 3 of this Annual Report.

As of the date of this Annual Report, other than the agreements described above, the Company is not aware of any transactions with related parties that are required to be disclosed.

12

ITEM 6: OTHER INFORMATION

Item 9. Other Events

TrimBox Acquisition

On December 23, 2025, the Company entered into an Agreement and Plan of Merger (the “TrimBox Merger Agreement”) with TrimBox LLC, a Texas limited liability company (“TrimBox”), TB Merger Sub I, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“First Merger Sub”), TB Merger Sub II, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Second Merger Sub”), and the founders of TrimBox.

The acquisition was structured as a two-step merger. At the closing, First Merger Sub merged with and into TrimBox LLC, with TrimBox LLC surviving as a wholly-owned subsidiary of the Company (the “First Merger”). Immediately thereafter, TrimBox LLC merged with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of the Company (the “Second Merger,” and together with the First Merger, the “Mergers”). As a result of the Mergers, Mode Mobile acquired 100% of the equity interests in TrimBox and all of its business operations, assets, and liabilities, other than any indebtedness of TrimBox existing at closing.

The total merger consideration paid to acquire TrimBox was $4,016,667, comprised of: (i) 3,333,333 shares of Class AAA Common Stock of Mode Mobile, representing an agreed fair market value of $1,666,667 (at $0.50 per share), issued at closing; (ii) $1,850,000 in cash paid at closing; and (iii) $500,000 in deferred cash consideration, due on the three-month anniversary of the closing date, of which $400,000 is subject to a 12-month indemnification holdback. If any portion of the deferred cash consideration is not paid when due, the unpaid amount accrues interest at 8% per annum. As of the date of this Annual Report, $100,000 of the $500,000 deferred cash consideration has already been paid pursuant to the terms of the merger agreement.

The Agreement and Plan of Merger is filed as Exhibit 7.3 to this Annual Report.

QR Code Reader Acquisition

On March 2, 2026, the Company entered into an Asset Purchase Agreement with Luni SAS, a company incorporated under the laws of France, and another individual, to acquire the assets of QR Code Reader, a mobile application that delivers fast, reliable QR code and barcode scanning.

The Company paid a total of $20,000,000 to purchase QR Code Reader. A portion of the purchase price was comprised of 8,000,000 shares of Class AAA Common Stock of Mode Mobile representing a total fair value of $4,000,000.

The Asset Purchase Agreement is filed as Exhibit 7.2 to this Annual Report.

13

ITEM 7: FINANCIAL STATEMENTS

MODE MOBILE, INC.

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

MODE MOBILE, INC. AND SUBSIDIARIES

F-1

New York Office: 805 Third Avenue New York, NY 10022 212.838-5100 www.rbsmllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Mode Mobile, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Mode Mobile, Inc. (the “Company”) as of December 31, 2025, and 2024, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2025.

New York, NY

April 30, 2026

New York, NY Washington DC Mumbai & Pune, India Boca Raton, FL

Houston, TX San Francisco, CA Las Vegas, NV Beijing, China Athens, Greece

Member: ANTEA International with affiliated offices worldwide

F-2

MODE MOBILE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2025	2024
ASSETS
Current assets:
Cash and cash equivalents	$8,881,411	$6,886,521
Accounts receivable	7,378,741	2,401,867
Prepaid expenses	272,810	180,262
Subscription receivable	279,726	-
Other receivables	40,000	79,371
Inventory	15,727	214,521
Deferred offering costs	-	4,390,362
Deferred tax asset		519,617
Prepaid advertising	433,021	-
EARNM Foundation receivable	800,038	230,000
Other current assets	186,109	121,797
Total current assets	18,287,583	15,024,318

Property, equipment and other asssets:
Property and equipment, net	19,577	13,277
Intangible assets, net	23,346,647	-
Goodwill	31,740,198	-
Cryptocurrency assets	10,081	12,531
Total non-current assets	55,116,503	25,808
Total assets	$73,404,086	$15,050,126

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$4,584,543	$3,123,650
Income taxes payable	488,021	277,743
Deferred revenue	261,012	37,775
Indemnification holdback	1,975,490	-
Stock to be issued	170,000	-
Deferred tax liability	1,442,537	-
Payable to shareholders	-	1,265,000
Notes payable, net of discount and current portion	12,932,703	-
Total current liabilities	21,854,305	4,704,168
Notes payable, net of debt discount	10,134,675	-
Warrant liability	2,080,315	-
Total liabilities	34,069,295	4,704,168

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.0001 par value, 388,800,000 shares authorized, 345,659,651 and 353,712,906 shares issued and outstanding as of December 31, 2025 and 2024, liquidation preference of $4,651,469 and $4,759,840 as of December 31, 2025 and 2024, respectively	34,566	35,371
Class A common stock, $0.0001 par value, 2,431,000,000 shares authorized, 627,870,232 and 646,825,014 shares issued and outstanding as of December 31, 2025 and 2024, respectively	62,788	64,683
Class B common stock, $0.0001 par value, 298,000,000 shares authorized, 22,199,069 and 20,737,172 shares issued and outstanding as of December 31, 2025 and 2024, respectively	2,219	2,073
Class C common stock, $0.0001 par value, 12,150,000 shares authorized, 11,155,245 and 10,993,629 shares issued and outstanding as of December 31, 2025 and 2024, respectively	1,115	1,099
Class AAA common stock, $0.0001 par value, 876,000,000 shares authorized, 544,907,998 and 149,320,399 shares issued and outstanding as of December 31, 2025 and 2024, respectively	54,490	14,932
Additional paid-in capital	52,828,524	17,991,462
Treasury stock	(150,000)	(150,000)
Accumulated deficit	(13,498,910)	(7,613,663)
Total stockholders’ equity	39,334,792	10,104,084
Total liabilities and stockholders’ equity	$73,404,086	$15,050,126

See accompanying notes, which are an integral part of these consolidated financial statements

F-3

MODE MOBILE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended
	December 31,
	2025	2024
Net revenues	$22,151,635	$12,136,295
Costs and expenses:
Cost of net revenues	1,706,869	1,116,359
Sales and marketing	9,851,758	5,822,794
Research and development	4,564,665	4,241,684
General and administrative (Note 11)
Employee compensation	4,219,588	3,478,207
Professional fees	1,288,777	365,415
Other selling, general & administrative	1,741,089	770,157
Depreciation and amortization expense (Note 5)	1,389,569	5,370
Total costs and expenses	24,762,315	15,799,986

Loss from operations	(2,610,680)	(3,663,691)

Other (expense) income:
Realized gains on cryptocurrency sales	-	376,905
Other income	664,728	101,137
Change in fair value of warrant liability	(533,723)
NFT Impairment (Note 4)	-	(51,060)
Interest expense (Note 7)	(1,233,140)	-
Total other (expense) income:	(1,102,135)	426,982

Loss before provision for income taxes	(3,712,815)	(3,236,709)

Provision for income taxes	2,172,432	277,743
Net loss	$(5,885,247)	$(3,514,452)

Weighted average number common shares outstanding - basic and diluted	999,244,652	741,579,207
Basic and diluted loss per share	$(0.006)	$(0.0045)

See accompanying notes, which are an integral part of these consolidated financial statements

F-4

MODE MOBILE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2025 and 2024

	Series Seed		Common Stock								Additional				Total
	Preferred Stock		Class A		Class B		Class C		Class AAA		Paid-in	Treasury Stock		Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Equity

Balances at December 31, 2023	353,712,906	$35,371	646,825,014	$64,683	9,962,438	$996	10,993,629	$1,099	60,980,343	$6,098	$8,426,006	18,360,594	$(150,000)	$(4,099,213)	$4,285,040
Issuance of Class AAA common stock pursuant to Regulation CF offering	-	-	-	-	-	-	-	-	88,340,056	8,834	10,487,542	-	-	-	10,496,376
Exercise of options	-	-	-	-	10,774,734	1,077	-	-	-	-	8,405	-	-	-	9,482
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	757,185	-	-	-	757,185
Offering costs	-	-	-	-	-	-	-	-	-	-	(1,687,675)	-	-	-	(1,687,675)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,514,452)	(3,514,452)
Balances at December 31, 2024	353,712,906	35,371	646,825,014	64,683	20,737,172	2,073	10,993,629	1,099	149,320,399	14,932	17,991,462	18,360,594	(150,000)	(7,613,663)	10,345,958
Issuance of Class AAA common stock pursuant to Regulation CF and A offering	-	-	-	-	-	-	100,000	10	285,937,828	28,594	48,106,322	-	-	-	48,134,926
Conversion of preferred and common shares into Class AAA common shares	(8,053,255)	(805)	(18,954,782)	(1,895)	(1,526,425)	(153)	(146,718)	(15)	28,681,180	2,868	-	-	-	-	-
Exercise of options	-	-	-	-	2,988,322	299	-	-	-	-	12,216	-	-	-	12,515
Equity issuance for ownership	-	-	-	-	-	-	208,334	21	72,666,668	7,267	14,771,045	-	-	-	14,778,333
Equity issuance for advertising & advisory	-	-	-	-	-	-	-	-	8,301,923	830	999,170	-	-	-	1,000,000
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	825,437	-	-	-	825,437
Offering costs	-	-	-	-	-	-	-	-	-	-	(29,877,129)	-	-	-	(29,877,129)
Net loss	-	-	-	-	-	-	-	-	-	-	0	-	-	(5,885,247)	(5,885,247)
Balances at December 31, 2025	345,659,651	$34,566	627,870,232	$62,788	22,199,069	$2,219	11,155,245	$1,115	544,907,998	$54,490	$52,828,524	18,360,594	$(150,000)	$(13,498,910)	$39,344,792

See accompanying notes, which are an integral part of these consolidated financial statements.

F-5

MODE MOBILE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2025	2024
Cash flows from operating activities:
Net loss	$(5,885,247)	$(3,514,452)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangibles	1,380,688	-
Depreciation and amortization	8,881	5,370
Stock-based compensation	825,437	757,185
Change in fair value of warrant	1,874,611	-
Deferred income taxes	1,442,537
Prepaid advertising credits	1,000,000	-
Amortization of debt discount	279,084
Bad debt	-	89,025
Realized gains on cryptocurrency sales	-	(376,905)
Impairment expense	-	51,060
Non-cash inventory write-down	15,910
Changes in operating assets and liabilities:	-
Accounts receivable	(1,876,589)	(483,415)
Prepaid expenses	(92,548)	(77,113)
Inventory	182,884	354,312
Other receivables	39,371
Prepaid advertising	(433,021)	-
EARNM Foundation	(570,038)	(230,000)
Other current assets	(64,312)	128,483
Accounts payable and accrued expenses	(483,452)	1,300,022
Income taxes payable	210,278	277,743
Deferred revenue	223,237	37,775
Net cash used in operating activities	(1,402,673)	(1,680,909)
Cash flows from investing activities:
Proceeds from cryptocurrency sales	2,750	660,576
Purchase of property and equipment	(15,181)	(9,663)
Acquisition of assets, net of cash acquired	(8,327,669)
Acquisition of business, net of cash acquired	(23,478,422)	-
Net cash (used in) provided by investing activities	(31,818,521)	650,913
Cash flows from financing activities:
Proceeds from notes payable	14,933,470	-
Repayments of notes payable	(833,333)	-
Deferred offering costs	4,390,363	(4,390,362)
Issuance of common stock, net of offering costs	18,257,796	8,508,353
Subscription receivable	(279,726)	-
Payments to selling shareholders	(1,265,000)	1,265,000
Exercise of options	12,515	9,482
Net cash provided by financing activities	35,216,084	5,392,472
Net change in cash and cash equivalents	1,994,890	4,362,476
Cash and cash equivalents at beginning of year	6,886,521	2,524,045
Cash and cash equivalents at end of year	$8,881,411	$6,886,521

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

Supplemental disclosure of cash flow information:
Issuance of common stock for assets acquisitions	$14,948,333	$-
Issuance of note payable for business combination	$8,909,605	$-
Purchase of cryptocurrency	$300	$269,818
Indemnification holdback pursuant to assets acquisitions	$1,975,490	$-
Goodwill assumed in business combinations	$31,740,198	$-
Assets assumed on acquisitions	$3,100,285	$-
Liabilities assumed on acquisitions	$1,944,046	$-

See accompanying notes, which are an integral part of these consolidated financial statements

F-6

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

1.	NATURE OF OPERATIONS

Mode Mobile, Inc. (collectively, the “Company” or “Mode Mobile”) is a technology company that operates the Mode EarnOS enabling users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. The Company also offers the Mode EarnPhone, a smartphone embedded with the Company’s EarnOS software for a more integrated and enhanced earnings experience. The consolidated financial statements consist of the following entities (each an “Entity”, collectively the “Entities”):

●	Mode Mobile, Inc., a Delaware Corporation organized on April 23, 2015. Mode Mobile, Inc. is a holding company which owns 100% of Mode Mobile, LLC’s membership interests. Mode Mobile, Inc. was previously known as Nativ Mobile Inc. before a name change on October 25, 2022 and prior to that, was known as Nativ Mobile, LLC before a name change on February 25, 2021.

●	Mode Mobile, LLC, a Delaware Limited Liability Company organized on April 25, 2017 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Mobile, LLC was organized to develop an earnings ecosystem where users would be rewarded for their time, attention and data. Mode Mobile, LLC was previously known as Current Mobile, LLC before a name change on February 4, 2022 and prior to that, was known as Current Media, LLC before a name change on March 10, 2021.

●	Mode Phone, LLC, an Illinois Limited Liability Company organized on November 10, 2020 and is a 100% wholly owned subsidiary of Mode Mobile, Inc. Mode Phone, LLC was organized to build out and support the Company’s smartphone business, which focuses on the marketing and distribution of the Mode Earn Phone.

●	Current (Gibraltar) Limited (“CGL”), a Gibraltar Company organized on June 19, 2018. The Entity was organized to develop a rewards protocol, the purpose of which is intended to be used as a rewards distribution mechanism through a deep partnership with Mode Mobile and its user base. Mode Mobile, Inc has 100% voting rights and 0% economic rights to CGL, and, under ASC 810-10, was not consolidated into the Company’s financial statements and was accounted for as an unconsolidated variable interest entity ended December 31, 2024 and December 31, 2025 (see Note 10).

The above entity structure has been in effect since February 25, 2021, on which date the Company consummated a corporate reorganization transaction (the “Reorganization”) where, among other things, Mode Mobile, Inc. converted its corporate status from a limited liability company to a C-corporation and became a holding company for the Company’s operating entities. Prior to the consummation of the corporate reorganization transaction, MobileX Labs, LLC, a now-defunct Indiana limited liability company formed in 2012, served as the entity through which all profits and losses ultimately flowed for tax purposes. On the effective date of the corporate reorganization, MobileX Labs, LLC was dissolved in accordance with applicable state law. The primary purpose of the corporate reorganization was to align the investments of the now-existing preferred stockholders into one single entity.

During fiscal year 2025, the Company completed five strategic acquisitions to expand its portfolio of mobile applications and accelerate revenue diversification. These acquisitions are described below:

●	App Lock LLC (acquired January 24, 2025; total purchase consideration $10,485,219 via asset purchase agreement): App Lock allows users to lock apps like messaging apps, social apps, and email apps. The acquisition enables Mode Mobile to expand its mobile application portfolio and customer base in the identity verification and security technology markets.

●	Gallery (acquired August 22, 2025; enterprise value $1,226,666 via asset purchase agreement): Gallery App is an Android-based mobile gallery and vault application with over 3.92 million total downloads, 210,000 daily active users (DAU), and a 4.53 average user rating.

●	Cleaner App (acquired October 31, 2025; enterprise value $528,000 via asset purchase agreement): Cleaner App is an Android-based mobile utility application designed to optimize device storage by identifying and removing unnecessary files, including large files and duplicate or unwanted photos.

●	NGL Labs, LLC (acquired December 1, 2025; enterprise value $43,509,360 via merger agreement): NGL Labs LLC is a developer of anonymous social-messaging platforms, best known for operating the “NGL: ask me anything” application, which enables users to send and receive anonymous messages through social media.

●	Trimbox, LLC (acquired December 23, 2025; enterprise value of $2,955,690 via merger agreement): Trimbox is a provider of an email inbox-cleaning application, best known for its tool that enables users to unsubscribe from mailing lists and bulk-delete unwanted emails with one click.

Each acquisition has been accounted for as a business combination under ASC 805, or as an asset acquisition where applicable, and a purchase price allocation has been completed for each transaction. Subsequent to December 31, 2025, the Company acquired the QR Code App via asset acquisition on March 2, 2026. See Note 15 — Subsequent Events for further details.

F-7

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

The consolidated financial statements have been presented to reflect the capital structure per the Reorganization on a retroactive basis.

Principles of Consolidation

These consolidated financial statements include the accounts of Mode Mobile and its subsidiaries Mode Mobile, LLC, Mode Phone, LLC, and App Lock LLC, Cleaner App, Gallery App, Trimbox, LLC and NGL Labs LLC. All intercompany transactions and balances have been eliminated in consolidation.

The Company evaluates its relationships with other entities to identify whether they are variable interest entities (“VIE”) as defined by Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 810, Consolidation (“ASC 810”), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated.

Stock Split

On February 28, 2023, the Board of Directors approved a 162-for-1 forward stock split of its issued and outstanding shares of common and preferred stock. Accordingly, all share and per share amounts for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this forward stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock, useful lives and expected future cash flows of long-lived assets including intangible assets, valuation of assets acquired and liabilities assumed in business combinations and asset acquisitions, fair value of warrant liabilities, net realizable value of accounts receivable and other receivables, stock-based compensation, amortization of performance obligation liabilities and valuation of cryptocurrency assets, estimate of the valuation allowance on deferred tax assets and corporate income taxes.. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Business Acquisitions

The Company accounts for business combinations and asset acquisitions in accordance with the guidance set forth in FASB ASC 805. For transactions meeting the definition of a business under ASC 805-10, the Company utilizes the acquisition method, which requires that the purchase consideration be measured at fair value as of the acquisition date. This consideration typically includes cash transferred, the fair value of equity interests issued, and the acquisition-date fair value of any promissory notes or contingent consideration. Identifiable assets acquired and liabilities assumed are recognized at their estimated fair values as of the acquisition date, with any excess of the purchase price over the fair value of net identifiable assets recorded as goodwill pursuant to ASC 805-30. Conversely, if the fair value of the net assets acquired exceeds the consideration transferred, a bargain purchase gain is recognized in earnings on the acquisition date. Acquisition-related costs, such as legal and advisory fees, are expensed as incurred in accordance with ASC 805-10-25-23.

In instances where a transaction does not meet the definition of a business because substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the transaction is accounted for as an asset acquisition under ASC 805-50. In an asset acquisition, the cost of the acquisition is allocated to the individual identified assets acquired and liabilities assumed based on their relative fair values, and no goodwill is recognized. Unlike business combinations, transaction costs in an asset acquisition are capitalized as a component of the cost of the assets acquired. Furthermore, if the cost of the acquisition exceeds the fair value of the net assets, the excess is allocated to the non-financial assets on a relative fair value basis rather than being recorded as goodwill.

F-8

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in financial institutions, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2025 and 2024, the Company had not experienced losses on these accounts and held uninsured deposit amounts of $8,631,410 and $6,636,520 respectively.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and highly liquid investments with an original contractual maturity at the date of purchase of three months or less. As of December 31, 2025 and 2024 cash and cash equivalents of $8,881,411 and $6,886,521, respectively, consisted primarily of checking and money market.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

●	Level 1—Quoted prices in active markets for identical assets or liabilities.

●	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

●	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value. The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, approximate their fair values due to their short-term maturities. See Note 4 for the fair value hierarchy table summarizing the Company’s financial assets and liabilities measured at fair value on a recurring basis.

F-9

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

	Fair Value Measurements as of December 31, 2025 Using:
	Level 1	Level 2	Level 3	Total

Assets :
Treasury accounts	$52,976	$-	$-	$52,976
Cryptocurrency assets	$-	$-	$10,081	$10,081
	$52,976	$-	$10,081	$63,057
Liabilities:
Warrant liability	$-	$2,080,315	$-	$2,080,315
	$-	$2,080,315	$-	$2,080,315

	Fair Value Measurements as of December 31, 2024 Using:
	Level 1	Level 2	Level 3	Total

Assets :
Treasury accounts	$2,667,503	$-	$-	$2,667,503
Cryptocurrency assets	$-	$-	$12,531	$12,531
	$2,667,503	$-	$12,531	$2,680,034
Liabilities:
Warrant liability	$-	$-	$-	$-
	$-	$-	$-	$-

Accounts Receivable and Allowance for Credit Losses

The Company’s accounts receivable are due from customers primarily from the Company’s marketing revenue. The Company maintains an allowance for credit losses in accordance with ASC 326, Financial Instruments – Credit Losses, which requires the use of a current expected credit loss (“CECL”) model. Under this model, the Company estimates expected credit losses over the contractual term of its receivables at inception and updates the estimate at each reporting date. The allowance is based on historical collection experience, the age of outstanding receivables, current economic conditions, and reasonable and supportable forecasts of future economic conditions that may affect collectability. When receivables are determined to be uncollectible, principal amounts of such receivables outstanding are written off against the allowance. As of December 31, 2025 and 2024, the allowance for credit losses was $653,670 and $674,623, respectively.

Inventory

Inventory consists primarily of finished goods related to the Company’s hardware phones and is stated at the lower of cost, using the weighted-average cost method, or net realizable value. Inventory was $15,727 and $214,521 as of December 31, 2025 and 2024, respectively. The Company evaluates inventory for excess quantities, obsolescence, and other indicators of impairment based on estimated demand, inventory on hand, sales activity, and other relevant factors, and records write-downs to net realizable value when required. Once inventory is written down, a new cost basis is established. No write-downs to net realizable value were recorded during the years ended December 31, 2025 and 2024.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Property and equipment consists of computer equipment, and depreciation expense is recognized using the straight-line method over the estimated useful life of five years for computer equipment.

When assets are retired or otherwise disposed of, the cost, accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized. Maintenance and repairs that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

F-10

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

The following is a summary of property and equipment:

	December 31,
	2025	2024
Computer equipment	$35,166	$19,985
Less: Accumulated depreciation	(15,589)	(6,708)
Property and equipment, net	$19,577	$13,277

Depreciation expense was $8,881 and $5,370 for the years ended December 31, 2025 and 2024 respectively.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows.

Intangible Assets

Intangible assets consist primarily of developed technology, trade names and trademarks, customer relationships, non-compete agreements, and other identifiable intangible assets acquired in business combinations and asset acquisitions. Finite-lived intangible assets are recorded at cost or acquisition-date fair value, net of accumulated amortization and impairment, and are amortized on a straight-line basis over their estimated useful lives. The Company reviews finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount is not recoverable, an impairment loss is recognized for the amount by which the carrying amount exceeds fair value.

Indefinite-lived intangible assets are not amortized and are tested for impairment annually, or more frequently if events or changes in circumstances indicate that impairment may exist.

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a business combination. Goodwill is not amortized and is tested for impairment at the reporting unit level annually, or more frequently if events or changes in circumstances indicate that impairment may exist. The Company may first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company elects to bypass the qualitative assessment, or if the qualitative assessment indicates potential impairment, the Company performs a quantitative impairment test and recognizes an impairment charge for the amount by which the carrying amount of the reporting unit exceeds its fair value, not to exceed the amount of goodwill allocated to that reporting unit.

Digital Assets – Cryptocurrencies and Nonfungible Tokens

The Company accounts for its cryptocurrency holdings in accordance with ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which the Company adopted effective January 1, 2025 (the first fiscal year beginning after December 15, 2024). Under ASC 350-60, the Company measures its cryptocurrency assets at fair value at each reporting date, with changes in fair value recognized in net income or loss in the period in which the change occurs. Fair value is determined based on Level 1 quoted prices on active exchanges in accordance with ASC 820, Fair Value Measurement. The adoption of ASU 2023-08 required a cumulative-effect adjustment recorded to the opening balance of retained earnings (accumulated deficit) as of January 1, 2025; such adjustment was not material given the immaterial carrying amounts involved. The prior-period impairment-only model is no longer applied to cryptocurrency holdings.

Nonfungible token (“NFT”) assets are not within the scope of ASC 350-60. The Company continues to account for NFT assets as indefinite-lived intangible assets and applies an impairment-only model, recognizing impairment charges for decreases in fair value below carrying amount. Full impairment related to NFTs was recorded during the year ended December 31, 2024.

The Company realizes gains and losses upon sale or transfer of cryptocurrencies and NFTs, and are recorded under other (expense) income in the consolidated statements of operations. The gains and losses recognized from non-cash transactions are reflected as adjustments to reconcile to operating cash flows in the consolidated statements of cash flows.

F-11

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Warrants

The Company evaluates all warrants in accordance with ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Derivatives and Hedging – Contracts in Entity’s Own Equity, to determine whether the instruments should be classified as equity or liability. Warrants that meet the equity classification criteria under ASC 815-40 are recorded in additional paid-in capital and are not subsequently remeasured. Warrants that do not meet these criteria are classified as liabilities and initially measured at fair value, with subsequent remeasurement at each reporting date and changes in fair value recognized in earnings.

The fair value of warrants is determined using the Black-Scholes option pricing model in accordance with ASC 820, Fair Value Measurement, which incorporates assumptions such as expected volatility, expected term, risk-free interest rate, and dividend yield.

The fair value of warrant liabilities is included in the fair value measurement hierarchy table disclosed in Note 4.

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019, using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2025 and 2024 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;
●	Identification of the performance obligations in the contract;
●	Determination of the transaction price;
●	Allocation of the transaction price to the performance obligations in the contract; and
●	Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In determining the transaction price, the Company uses significant judgment to estimate variable consideration, specifically for digital marketing transactions subject to adjustments or “clawbacks” by advertising partners based on final engagement metrics. Revenue is recognized only to the extent that it is probable that a significant reversal will not occur. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company evaluates whether it is the principal (reports revenue on a gross basis) or agent (reports revenue on a net basis) in its shared revenue arrangements. The Company generally acts as the principal when it controls the promised service before it is transferred to the customer.

The Company’s Mode Earn App enables users the ability to earn rewards on a single platform for interacting with digital content on their smartphones. Mode Mobile drives user engagement and monetizes user activity primarily through digital marketing revenue from advertising partners (including ad networks, ad exchanges, and brand partners). The Company satisfies performance obligations and recognizes revenue over time as the advertising services are delivered.

The Company also generates revenue from proof-of-concept phone hardware sales. Control transfers at a point in time, and as such, revenue is recognized upon shipment. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. For proof-of-concept subscriptions, control transfers over time, and as such, revenue is recognized on a straight-line basis.

F-12

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Revenue by source consisted of the following for the years ended December 31, 2025 and 2024:

	Years Ended
	December 31,
	2025	2024
Advertising and software subscriptions	$21,781,017	$10,121,030
Service revenue	1,500	1,852,240
Other (including hardware)	369,119	163,025
Net revenues	$22,151,635	$12,136,295

Former Related Party Revenue

During the year ended December 31, 2024, the Company recognized $1,851,240 in revenue from services provided to Current (Gibraltar) Limited , which was a related party of the Company during this period (see Note 10 — Former Related Party Receivable). The services encompassed development, engineering, sales, and marketing support, with compensation determined at a rate of $1.75 per unique Mystery Box reveal by users within the Mode Earn App.

Effective December 31, 2024, the related party relationship with CGL was wound down and CGL is no longer revenue-generating. Accordingly, the Company does not expect to recognize revenue from CGL in future periods. Revenue recognized from CGL during the year ended December 31, 2024 was conducted at terms established under a negotiated services agreement. Management believes the terms of the arrangement were consistent with arm’s-length conditions prevailing during the period.

Contract Balances

The Company invoices customers based upon contractual billing schedules, and accounts receivable are recorded when the right to consideration becomes unconditional. Contract liabilities represent prepayments received in advance of performance obligations met.

As of December 31, 2025 and 2024, the Company has deferred revenue of $261,012 and $37,775, respectively.

Cost of Net Revenues

Cost of net revenues consists primarily of user redemptions on the Mode Earn App. The Company shares a portion of generated revenue with users and also facilitates earnings and savings for users directly from advertising brands. Monthly user redemption costs represent the dollar value of rewards redeemed by users that are paid out by the Company. Cost of net revenues also includes hosting costs, as well as the product and related fulfillment costs of hardware products sold.

Cost of net revenue by source consisted of the following for the years ended December 31, 2025, and 2024:

	Years Ended
	December 31,
	2025	2024
Advertising	$938,228	$722,879
Other (including hardware)	768,642	393,480
Cost of net revenues	$1,706,869	$1,116,359

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising costs were $4,189,978 and $1,999,517 for the years ended December 31, 2025, and 2024, respectively, and are included in sales and marketing expenses in the consolidated statements of operations.

Research and Development Costs

Costs incurred in the research and development of the Company’s technology and products are expensed as incurred.

F-13

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology. General and administrative expenses also include acquisition-related transaction costs for business combinations, which are expensed as incurred (see Note 6).

Other Income

Other income consists primarily of interest and dividend income earned on treasury holdings and money market balances, as well as credit card rewards. For the years ended December 31, 2025 and 2024, the Company recognized $664,728 and $101,137, respectively.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its consolidated balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders’ equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

Accounting for Equity Units

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares are classified as equity instruments. Common shares issued for consideration other than cash are valued at the fair value of the assets received or the services rendered. If the fair value of the assets received or services rendered cannot be reliably measured, common shares issued for consideration will be valued at their fair value on the date of issuance.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

F-14

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

As of December 31, 2025 and 2024, the Company had capitalized $0 and $ 4,390,362 in deferred offering costs, respectively.

Income Taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the Consolidated Statements of Operations in the period that includes the enactment date.

The Company establishes a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits within the provision for income taxes.

In accordance with ASU 2023-09, the Company provides enhanced disclosures regarding income taxes paid, disaggregated by federal, state, and foreign jurisdictions, as well as a detailed reconciliation of the effective tax rate using specific categories and thresholds. The Company evaluates its tax positions across all jurisdictions subject to examination based on the facts, circumstances, and information available at the reporting date.

Commitment and Contingencies

The Company records a liability for pending litigation and other loss contingencies when it is probable that a loss has been incurred and the amount can be reasonably estimated in accordance with ASC 450. If a loss is only reasonably possible, or if the amount cannot be reasonably estimated, the Company discloses the nature of the matter and an estimate of the potential loss or range of loss, unless such an estimate cannot be determined.

The Company also discloses significant non-cancelable contractual obligations and capital commitments that represent future cash requirements. Legal fees related to these matters are expensed as the services are provided. Gain contingencies are not recognized in the financial statements until the gain is realized or definitely realizable. These assessments are reviewed periodically and adjusted as additional information becomes available.

Segment Reporting

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

F-15

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Debt Issuance Costs

Debt discount and debt issuance costs are presented as a direct deduction from the carrying amount of the related debt liability on the balance sheets, pursuant to Financial Accounting Standards Board (“FASB”) ASC 835-30 and ASC 470. These costs and discounts are amortized to interest expense over the term of the debt using the effective interest method.

Prepaid Advertising

On April 10, 2025, the Company entered into a media-for-equity arrangement with Mercurius Media Capital, LP (“MMC”), pursuant to which the Company issued 7,692,307 shares of Class AAA common stock in exchange for $1,000,000 in advertising media credits (the “First Tranche Credit”). The equity issuance was measured at the fair value of shares issued of $0.13 per share, supported by contemporaneous arm’s-length financing transactions, resulting in the recognition of common stock and additional paid-in capital of $7,692 and $992,308, respectively. The advertising credits are non-transferable, non-refundable, and expire on December 31, 2025. The credits are classified as prepaid advertising within current assets, consistent with ASC 340-20 and ASC 720-35. Advertising expense is recognized as credits are utilized and advertising placements are delivered. Management evaluates the prepaid advertising balance for impairment each reporting period. As of December 31, 2025, the prepaid advertising balance is $433,021. The agreement also contemplates an additional issuance of $2,000,000 of Class AAA common stock in exchange for additional advertising credits beginning January 1, 2026, subject to mutual agreement of the parties and satisfaction of first tranche utilization conditions. No amounts related to this second tranche have been recognized as of the balance sheet date, as the arrangement does not constitute a binding commitment. The second tranche is disclosed as a contingent contractual commitment.

Payable to Shareholders

In August 2024, the Company launched an offering of Class AAA Common Stock pursuant to Regulation A+ (Tier 2) of the Securities Act of 1933, as amended (the “Offering”). The Offering permitted the Company to raise up to $30,000,000 in gross proceeds from the issuance of newly issued shares, and permitted certain existing security holders (the “Selling Shareholders”) to receive up to $7,500,000 in aggregate gross proceeds from the resale of their existing shares to new investors.

Per the filing, after the Company raises $5,000,000 in gross proceeds from primary issuances, subsequent closings will structure issuances so that 77% of shares are newly issued by the Company and 23% are existing shares sold by the Selling Shareholders on a pro-rata basis. The Selling Shareholders may sell up to 30,000,000 shares in aggregate, representing no more than 10% of the total shares offered in the Offering. The shares sold by the Selling Shareholders will not exceed 30% of the aggregate Class AAA Common Stock value issued in the Offering. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. Proceeds from such sales will be distributed directly to the respective Selling Shareholders, net of a 5% placement agent commission payable to Dealmaker Securities LLC. Subscriptions attributable to Selling Shareholder shares are allocated among participating Selling Shareholders on a pro-rata basis at each closing. As of December 31, 2024, the outstanding balance owed to Selling Shareholders was $1,265,000. Proceeds from primary share issuances received by the Company are classified as financing activities in the statement of cash flows. Proceeds payable to Selling Shareholders are recorded as a liability upon receipt and are excluded from the Company’s equity accounts, as they do not represent proceeds from newly issued shares.

EARNM Foundation

Effective December 31, 2024, CGL began wind-down efforts and a new, arms-length entity, EARNM Foundation, was established. As such, the Company wound down the related party relationship with CGL. Subsequent to the wind-down, the Company entered into a services agreement with EARNM Foundation to provide supporting operational services. EARNM Foundation is not a related party of the Company. As of December 31, 2025, the Company has recorded a receivable of $800,038, and $230,000 as of December 31, 2024 due from EARNM Foundation arising from supporting services provided under the arms-length services agreement. The receivable is classified as a current asset based on management’s expectation of collection within twelve months of the balance sheet date. No allowance for credit loss has been recorded as of December 31, 2025, as management believes the balance is fully collectible.

F-16

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Basic and Diluted Loss per Share

Basic and diluted loss per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted loss per share. Diluted loss per share reflects the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted loss per share is the same as basic loss per share. Potentially dilutive items included the following:

	Years Ended
	December 31,
	2025	2024
Series Seed convertible preferred stock	345,659,651	353,712,906
Stock options	233,249,810	209,713,228
Warrants	13,355,208	3,721,875
Total potentially dilutive shares	592,264,669	567,148,009

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires enhanced disclosures regarding income taxes paid, disaggregated by federal, state, and foreign jurisdictions, as well as a detailed rate reconciliation using specific categories and thresholds. The Company adopted ASU 2023-09 for the year ended December 31, 2025, and the adoption did not have a material impact on the Company’s financial statements beyond enhanced disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires enhanced disclosures about significant segment expenses regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss. The Company adopted ASU 2023-07 for the year ended December 31, 2025, and the adoption did not have a material impact on the Company’s financial statements beyond enhanced disclosures.

Recently Issued Accounting Pronouncements

In December 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), which requires public entities to provide disaggregated disclosures of certain expense categories within income statement line items. The standard is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The Company has adopted this standard in its consolidated financial statement disclosures effective December 31, 2025.

F-17

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740)—Improvements to Income Tax Disclosure” (“ASU 2023-09”), which establishes new income tax disclosure requirements in addition to modifying and eliminating certain existing requirements primarily relating to the rate reconciliation and income taxes paid. This includes a tabular reconciliation using both percentages and reporting currency amounts, covering various tax and reconciling items, and disaggregated summaries of income taxes paid during the period. ASU 2023-09 is required to be adopted for annual periods beginning after December 15, 2024, with early adoption permitted. The Company has adopted this standard in its consolidated financial statement disclosures effective December 31, 2025.

In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, which amends and clarifies several provisions of Topic 326. In May 2019, the FASB issued ASU 2019-05, Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief, which amends Topic 326 to allow the fair value option to be elected for certain financial instruments upon adoption. ASU 2019-10 extended the effective date of ASU 2016-13 until December 15, 2022. The Company adopted this new guidance, including the subsequent updates to Topic 326, on April 1, 2022 and the adoption did not have a material impact on the Company’s financial statements and related disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3.	GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has evaluated its ability to continue as a going concern for the twelve-month period following the expected financial statement issuance date of April 30, 2026, in accordance with ASC 205-40, Presentation of Financial Statements — Going Concern.

The Company has incurred recurring operating losses in each fiscal year from 2022 through 2025, including operating losses of approximately $10,057,042 in 2022, $6,078,061 in 2023, $3,663,691 in 2024, and $2,610,680 in 2025. These conditions, considered in the aggregate, raised substantial doubt about the Company’s ability to continue as a going concern within the look-forward period.

Management has developed and is actively executing plans intended to mitigate these conditions. In the first quarter of 2026, the Company launched a capital raise under Regulation A+ (Tier 2) of the Securities Act of 1933, as amended. The offering has been qualified by the SEC, providing the Company with broad access to retail and institutional investors, and management believes the offering is probable of generating sufficient proceeds to support operations through the look-forward period, based on early investor engagement and the Company’s established brand and user base.

On March 19, 2026, the Company entered into a term sheet with Partners For Growth to upsize the current facility by $3,000,000. This loan has the same terms as the existing facility, including a 36 month term with 13.25% annual interest. Management is negotiating final documentation and expects drawdown to be completed the first week of May.

Finally, the Company completed the acquisitions of NGL Labs, LLC (December 1, 2025), Trimbox, LLC (December 23, 2025), and the QR Code App (March 2, 2026) and expects these businesses to contribute meaningful operating income during the look-forward period. NGL Labs is projected to contribute approximately $13.0 million in operating income for fiscal year 2026, Trimbox is projected to contribute approximately $0.7 million, and the QR Code App is projected to contribute approximately $4.0 million, for projected aggregate contributions of approximately $17.7 million in combined operating income during the look-forward period. These projections are subject to ongoing revision.

After consideration of plans described above, management concluded that it is probable that the plans will be effectively implemented and will mitigate the conditions that raised substantial doubt. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern has been alleviated. These financial statements have been prepared on a going concern basis and do not include any adjustments that might result from the Company’s inability to continue as a going concern.

F-18

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

4.	CRYPTOCURRENCIES AND NFTs

Effective January 1, 2025, the Company adopted ASU 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. Under ASC 350-60, cryptocurrency assets are measured at fair value at each reporting date, with changes in fair value recognized in net income or loss in the period in which the change occurs. Fair value is determined using Level 1 quoted prices on active cryptocurrency exchanges in accordance with ASC 820, Fair Value Measurement. The adoption of ASU 2023-08 required a cumulative-effect adjustment recorded to the opening balance of accumulated deficit as of January 1, 2025; such adjustment was not material given the immaterial carrying amounts involved.

Indefinite-lived intangible assets are not subject to amortization, but rather are tested for impairment on an annual basis and more frequently if events or circumstances change that indicate that it is more likely than not that the asset is impaired. As a result, the Company recognizes decreases in the value of its holdings in cryptocurrency. Both Bitcoin and Ether are traded on exchanges in which there are observable prices in an active market. The Company considers quoted prices below its carrying cost to be an impairment indicator. The quoted price and observable prices are determined by the Company using a principal market analysis in accordance with ASC 820, Fair Value Measurement.

The Company designates each cryptocurrency type as a separate unit of account. Realized gains and losses upon sale or disposal of cryptocurrency are recognized in other income (expense) in the consolidated statements of operations. Changes in fair value are also recognized in other income (expense) in the consolidated statements of operations. For the year ended December 31, 2025, no material unrealized gain or loss on cryptocurrency was recognized. Under the prior impairment-only model, no impairment charges were recorded in 2024.

Cryptocurrencies

Realized gains on cryptocurrency holdings were $0 and $376,905 for the years ended December 31, 2025, and 2024, respectively. No unrealized gain or loss on cryptocurrency was recorded for the year ended December 31, 2025. Under the prior impairment-only model, no impairment charges against cryptocurrency holdings were recorded in 2024.

The following table presents the activity in cryptocurrency assets for the years ended December 31, 2025 and 2024, are as follows:

Cryptocurrency
assets
Balance at December 31, 2023	$26,384
Purchase of cryptocurrency	269,818
Sales of cryptocurrency	(660,576)
Realized gains on cryptocurrency sales	376,905
Balance at December 31, 2024	12,531
Purchase of cryptocurrency	300
Sales of cryptocurrency	(2,750)
Realized gains on cryptocurrency sales	-
Balance at December 31, 2025	$10,081

Nonfungible Token Assets

The Company owns a portfolio of NFT assets that were first acquired in early 2022. NFT assets are not within the scope of ASC 350-60. The Company continues to account for NFT assets as indefinite-lived intangible assets under an impairment-only model, recognizing impairment charges for decreases in fair value below carrying amount. As of December 31, 2025, the portfolio was fully impaired and the balance was $0. The following is a summary of NFT activity for 2025 and 2024:

Nonfungible
token assets
Balance at December 31, 2023	$51,060
Purchases of NFTs	-
Impairment	(51,060)
Balance at December 31, 2024	(0)
Purchases of NFTs	-
Impairment	-
Balance at December 31, 2025	$(0)

F-19

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

5.	INTANGIBLE ASSETS

As of December 31, 2025, intangible assets, net consisted of:

	December 31,
	2025	2024
Asset acquisition intangibles	$11,942,336	$-
Business combination intangibles	12,785,000	-
Total	24,727,336	-
Less: Accumulated amortization	(1,380,688)	-
Intangible assets, net	$23,346,647	$-

Amortization expense for the year ended December 31, 2025, was $1,380,688, which is included in general and administrative in the consolidated statements of operations.

Future amortization expense for the intangible assets is as follows:

Year ending December 31,
2026	5,001,882
2027	4,977,757
2028	4,669,571
2029	1,708,955
2030	1,693,469
Thereafter	5,295,013
Remaining unamortized	23,346,647

6.	ACQUISITIONS

Assets Acquisitions

Summary of assets acquisitions:

	App Lock, LLC	Cleaner App	Gallery
	January 24, 2025	October 31, 2025	August 22, 2025	Total
Fair value of considerations transferred
Cash	$6,584,000	$466,200	$906,250	$7,956,450
Equity consideration (shares at fair value)	2,240,000	-	28,333	2,268,333
Indemnification holdback	1,300,000	51,800	93,750	1,445,550
Shares Holdback – Indemnity	-	-	28,334	28,334
Revenue / indemnity share holdback	-	-	170,000	170,000
Transaction costs	361,219	10,000	-	371,219
Total purchase consideration	$10,485,219	$528,000	$1,226,667	$12,239,886

Purchase price allocation:
Intangible assets	$10,220,219	$528,000	$1,194,116	$11,942,335
Accounts receivable	407,000	$-	40,744	447,744
Accounts payable and accrued expenses	(142,000)	$-	(8,193)	(150,193)
Net assets acquired	$10,485,219	$528,000	$1,226,667	$12,239,886

F-20

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Applock App

On January 24, 2025, the Company completed an asset acquisition of certain assets of Eywin Bilgi Teknolojileri A.S, a Turkish entity. Eywin develops mobile applications focused on security, privacy, device optimization, and health. Its product suite includes Applock Pro, VPN, Calculator Photo Vault Pro, and AI Trainer, solutions designed to address user needs through innovative methods and cross-platform functionality.

This transaction was accounted for as an asset acquisition under ASC 805 as it did not meet the definition of a business combination. In accordance with ASC 805-50, the total purchase consideration of approximately $10.5 million was allocated to the individual assets acquired based on their relative fair values. The identifiable intangible assets acquired primarily included Developed Technology (estimated fair value of $3.79 million, remaining economic life of 10 years), Trade Names/Trademarks ($0.30 million, 10 years) and Customer Relationships ($6.13 million, 9 years). No goodwill was recognized; instead, the value associated with the assembled workforce was pro-rated across the primary intangible assets. These assets are being amortized on a straight-line basis over their respective economic lives.

As of December 31, 2025, intangible assets were $10,220,219, net of $999,251 amortization expense for the year ended December 31, 2025.

Cleaner App

On October 31, 2025, the Company completed the acquisition of certain assets related to the “Cleaner: mobile phone cleaning” application. Management concluded the transaction was an asset acquisition under ASC 805-50 because substantially all of the fair value was concentrated in a group of similar identifiable assets (Technology and Customer Relationships), and no substantive processes or employees were acquired.

Allocation of Purchase Price The total acquisition cost was allocated to the acquired assets based on their relative fair values at the acquisition date. Because the total cost exceeded the aggregate appraised fair value of the individual assets, the excess was allocated pro rata to the non-financial intangible assets. No goodwill was recognized.

The Company allocated the purchase price to the following identifiable intangible assets: $409,441 to developed technology (5-year useful life), $55,144 to trademarks and trade names (5-year useful life), $34,465 to non-compete agreements (3-year useful life), and $28,950 to customer relationships (1-year useful life). Per ASC 805-50-30-3, no goodwill was recognized; instead, the value associated with the assembled workforce was pro-rated across the primary intangible assets. These assets are being amortized on a straight-line basis over their respective economic lives.

As of December 31, 2025, intangible assets were $528,000, net of $22,226 amortization expense for the year ended December 31, 2025.

F-21

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Gallery App

On August 20, 2025, the Company acquired certain assets of the Gallery App from Gameadzone Private Limited for $1,250,000. The consideration consisted of $906,250 in cash, $28,333 in common stock, $93,750 cash holdback, $28,333 shares holdback and $170,000 revenue / indemnity share holdback. Management concluded the transaction was an asset acquisition under ASC 805-50 because substantially all of the fair value was concentrated in a group of similar identifiable assets (Technology and Customer Relationships), and no substantive processes or employees were acquired.

Allocation of Purchase Price The total acquisition cost was allocated to the acquired assets based on their relative fair values at the acquisition date. Because the total cost exceeded the aggregate appraised fair value of the individual assets, the excess was allocated pro rata to the non-financial intangible assets. No goodwill was recognized.

This transaction was accounted for as an asset acquisition under ASC 805 as it did not meet the definition of a business combination. In accordance with ASC 805-50, the total purchase consideration of $1,250,000 was allocated to the individual assets acquired based on their relative fair values. The identifiable intangible assets acquired primarily included Developed Technology (estimated fair value of $716,470, remaining economic life of 7.5 years), Trade Names/Trademarks ($59,705, 10 years), Customer Relationships ($417,941, 3 years), and working capital surplus of $32,551. No goodwill or bargain purchase gain was recognized in connection with this transaction.

As of December 31, 2025, intangible assets were $1,194,116, net of $80,271 amortization expense for the year ended December 31, 2025.

Business Combinations

Summary of business combinations:

	Trimbox	NGL Labs LLC
	December 23, 2025	December 1, 2025	Total
Fair value of considerations transferred
Cash	$1,850,000	$20,531,492	$22,381,492
Equity consideration (shares at fair value)	607,000	12,073,000	12,680,000
Deferred Cash Consideration	498,690	-	498,690
Note payable (fair value)	-	8,909,605	8,909,605
Transaction expenses paid on behalf of sellers	-	2,139,985	2,139,985
Buyer expense reimbursement	-	(93,343)	(93,343)
Due from seller	-	(51,379)	(51,379)
Total purchase consideration	$2,955,690	$43,509,360	$46,465,050

Purchase price allocation:
Goodwill	$1,049,362	$30,690,836	$31,740,198
Intangible assets	1,817,000	10,968,000	12,785,000
Cash and cash equivalents	50,000	1,031,164	1,081,164
Accounts receivable	47,889	2,604,652	2,652,541
Accounts payable and accrued expenses	(8,561)	(1,785,292)	(1,793,853)
Net assets acquired	$2,955,690	$43,509,360	$46,465,050

Trimbox

In accordance with ASC 805, Business Combinations, the Company completed the acquisition of 100% of the equity interests of Trimbox, LLC on December 23, 2025. The transaction was accounted for as a business combination using the acquisition method of accounting. The total purchase consideration of $2,955,690 includes a deferred cash component of $498,690, equity consideration of $607,000 and cash of $1,850,000. Under ASC 805-30-25-5, these amounts are recognized at fair value as of the acquisition date as they represent contractual obligations to the sellers. The equity portion of the consideration consists of 3,333,333 shares of Class AAA common stock, which were valued based on an independent third-party valuation in accordance with ASC 820, Fair Value Measurement.

The Company has preliminarily allocated the total purchase price of $2,955,690, $1,817,000 to the intangible assets financial statement line item, which represents the fair value of the acquired technology, a working capital surplus of $89,328 and residual value of $1,049,362 in goodwill. The purchase price allocation is preliminary and provisional and subject to adjustment during the measurement period (up to one year from the acquisition date) as the Company finalizes its assessment of the fair values of assets acquired and liabilities assumed. Pursuant to ASC 350, Intangibles—Goodwill and Other, the portion of this balance attributable to goodwill is not subject to amortization but is evaluated for impairment at least annually.

In accordance with ASC 805-10-50, the Company recognized $97,053 in acquisition-related transaction costs, which were expensed as incurred and are included in general and administrative expenses for the period ended December 31, 2025. The results of operations for Trimbox, LLC have been included in the Company’s consolidated financial statements from the date of acquisition.

F-22

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

NGL Labs

On December 1, 2025, the Company completed the acquisition of 100% of the equity interests of NGL Labs LLC. The transaction was accounted for as a business combination under the acquisition method of accounting in accordance with ASC 805. Under this method, the purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The results of NGL Labs LLC’s operations have been included in the Company’s consolidated financial statements since the date of acquisition.

The total GAAP purchase price of $43,509,360 included $20,531,493 in cash paid to sellers at closing and $2,139,986 paid on behalf of sellers for transaction expenses, offset by a $93,343 reimbursement for the buyer’s portion of specific fees. Equity consideration consisted of rollover and deferred shares with a fair value of $12,073,000. Additional components included a promissory note with a fair value of $8,909,605, and a net working capital adjustment of $51,379.

The Company has preliminarily allocated the total purchase price of $43,509,360, $10,968,000 to the intangible assets financial statement line item, which represents the fair value of the acquired technology, a working capital surplus of $1,850,524 and residual value of $30,690,837 in goodwill. The purchase price allocation is preliminary and provisional and subject to adjustment during the measurement period (up to one year from the acquisition date) as the Company finalizes its assessment of the fair values of assets acquired and liabilities assumed. Pursuant to ASC 350, Intangibles—Goodwill and Other, the portion of this balance attributable to goodwill is not subject to amortization but is evaluated for impairment at least annually.

Selected Unaudited Pro Forma Combined Financial Information

The following unaudited supplemental pro forma financial information presents the combined results of operations of the Company, NGL and Trimbox as if the acquisitions had occurred on January 1, 2024. The pro forma information has been prepared for illustrative purposes only and does not purport to represent what the Company’s results of operations would have been had the acquisitions occurred on such date, nor is it necessarily indicative of the Company’s future results of operations. [ASC 805-10-50-2(h)]

	Unaudited Pro Forma
	Year ended December 31, 2025	Year ended December 31, 2024

Net revenues	$43,231,328	$33,053,478
Income (loss) from operations	7,745,870	(3,618,626)
Net loss per common share – basic and diluted	$(0.006)	$(0.004)

From a consolidated basis, the acquisitions have added significant revenue, gross profit, and net income to the historical results of Mode Mobile. For the year ended December 31, 2025, the combined entities generated unaudited pro forma net revenues of $43,231,328 and net income from operations of $7,745,870. For the year ended December 31, 2024, the combined entities generated unaudited pro forma net revenues of $33,053,478 and net loss from operations of $(3,618,626).

The Company expects minimal impact to its historical balance sheet because of the acquisition. For the year ended December 31, 2025, the combined entities had pro forma unaudited current assets of $22,246,726, including $10,042,770 of cash and cash equivalents. There was a significant increase in the pro forma unaudited non-current assets of the combined entities, which was $55,116,503. This increase was primarily related to the purchase price of NGL and partially offset by amortization on the intangible assets recorded as a result of the acquisition.

F-23

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

7.	NOTE PAYABLE

NGL Note

In connection with the acquisition of NGL Labs LLC on December 1, 2025, the Company issued a Promissory Note (the ‘Note’) to the former members of NGL Labs LLC. The Note has a principal amount of $10,424,279 with pre-computed interest of $575,721 at the short-term Applicable Federal Rate (AFR) of 3.66%, for a total obligation of $11,000,000. The Note is payable in two equal annual installments of $5,500,000, due on December 1, 2026 and December 1, 2027, respectively.

In accordance with ASC 805-30-30-7, the Note was measured at fair value on the acquisition date. Management engaged an independent valuation firm (Scalar) to determine the fair value of the Note, which was determined to be $8,909,605. The fair value was estimated using a discounted cash flow model with a cost of debt of 14.2%, reflecting the credit risk of the borrower. The Note is subsequently measured at amortized cost using the effective interest method per ASC 835-30. Interest expense is recognized using the effective interest rate over the term of the Note.

Senior Secured Note

During 2025, the Company issued $12,000,000 in senior secured notes with attached warrants to a third-party lender. The January 2025 issuance included 6,000,000 warrants with a $0.125 exercise price, while the December 2025 issuance included 2,800,000 warrants at a $0.250 exercise price. Both notes carry a 13.25% stated interest rate and a 36-month term.

The warrants are classified as derivative liabilities in accordance with ASC 815-10-15. Equity classification is precluded under ASC 815-40 and ASC 480 due to weighted-average anti-dilution provisions and holder put options that may require cash settlement. As of December 31, 2025, the warrant liability is recorded at $1,546,592, based on independent fair value measurements performed by Scalar. The January 2025 warrants were valued at $639,616 and the December 2025 warrants were valued at $906,976. These instruments are re-measured to fair value at each reporting date using Level 2 inputs, with changes in fair value recognized in current period earnings.

The fair value assigned to the warrants of $1,546,592 created a corresponding debt discount, which is presented as a reduction of the face amount of the notes. This discount is amortized to interest expense over the 36-month term of the notes using the effective interest method in accordance with ASC 470-20-35-3. As of December 31, 2025, the unamortized debt discount is $1,340,785. For the year ended December 31, 2025, the Company recorded $178,842 in interest expense related to the amortization of this discount.

High-Yield Retail Promissory Notes

During October and November 2025, the Company issued short-term promissory notes to individual investors totaling $4,414,231 in aggregate principal. The notes bear interest at rates ranging from 12% to 18% per annum, with interest payable monthly and principal due in full one year from the date of issuance, with the Company having the option to extend the repayment by one year.. All notes are classified as current liabilities as of December 31, 2025.

Summary of note payable as of December 31, 2025 is as follows:

Description	Rate	Maturity	Face Amount	Current Portion	Long-Term Portion
PFG Senior Secured Note - AppLock Tranche	13.25%	Jan-28	4,166,667	2,000,000	2,166,667
PFG Senior Secured Note - NGL Tranche	13.25%	Dec-28	7,000,000	1,400,000	5,600,000
NGL Labs LLC Promissory Note	3.66%	Dec-27	10,424,279	5,118,471	5,305,807
High-Yield Retail Promissory Notes	12%–18%	2026	4,414,231	4,414,231	-
Total face value of notes payable			26,005,177	12,932,703	13,072,474
Less: unamortized debt discount			(2,937,799)		(2,937,799)
Notes payable, net			23,067,378	12,932,703	10,134,675

F-24

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

The following table presents scheduled future principal maturities of all notes payable as of December 31, 2025:

Year	PFG - AppLock	PFG - NGL	NGL Note - Principal	High-Yield Notes	Total
2026	$2,000,000	$1,400,000	$5,118,471	$4,414,231	$12,932,703
2027	2,000,000	2,800,000	5,305,807	-	10,105,807
2028	166,667	2,800,000	-	-	2,966,667
Total	4,166,667	7,000,000	10,424,279	4,414,231	26,005,177
Less: unamortized debt discount					(2,937,799)
Notes payable, net					$23,067,378

8.	STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

The Company has issued Series Seed convertible preferred stock. The Company’s certificate of incorporation, as amended and restated, authorized the Company to issue a total of 388,800,000 shares of Preferred Stock, of which all are designated as Series Seed Preferred Stock. The Preferred Stock have a par value of $0.0001 per share.

The holders of the Preferred Stock have the following rights and preferences:

Voting

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of a meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of the Company’s Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as converted to Common Stock basis.

The Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis:

-	purchase or pay or declare any dividend on any capital stock other than (i) dividends payable on the Common Stock solely in the form of additional shares of Common Stock, (ii) redemptions of dividends or distributions on the Series Seed Preferred stock and (iii) stock repurchased from former employees, officers, directors or others who performed services for the Company
-	create or hold capital stock in any subsidiary that is not a wholly-owned subsidiary

At any time when at least 70,596,360 shares of Series Seed Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, without the written consent or affirmative vote of at least a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, amend, alter or repeal any provision of the Company’s Amended and Restated Certificate of Incorporation or Bylaws of the Company in a manner that substantially and disproportionally adversely affects the powers, preferences or rights of the Series Seed Preferred Stock.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The Preferred Stock dividend rates contain certain dilution protections.

F-25

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders and, in the event of a deemed liquidation event, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such deemed liquidation event or out of the available proceeds, as applicable, on a pari passu basis among each other, the greater of (i) an amount per share equal to one times the applicable Original Issue Price (as defined below), plus any dividends declared but unpaid thereon, payable before any payment shall be made to the holders of Common Stock by reason of their ownership thereof (the amounts payable pursuant to this clause (i) are hereinafter referred to as the “Preferred Liquidation Amounts”), or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock (and all shares of all other series of Preferred Stock that would receive a larger distribution per share if such series of Preferred Stock and all such other series of Preferred Stock were converted into Common Stock) been converted into Common Stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event. If, upon any such liquidation, dissolution or winding up of the Company or deemed liquidation event, the assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

The Series Seed Original Issue Price is $0.01345679 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. After payment of the Preferred Liquidation Amounts, remaining assets are distributed ratably to holders of Common Stock.

The liquidation preference as of December 31, 2025 and 2024 was $4,651,469 and $4,759,840, respectively.

Anti-Dilution Rights

Holders of Series Seed Preferred Stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Preferred Stock. If equity securities are subsequently issued by the Company at a price per share less than the conversion price of a series of Preferred Stock then in effect, the conversion price of the affected series of Preferred Stock will be adjusted using a broad-based, weighted-average adjustment formula as set out in the Company’s Amended and Restated Certificate of Incorporation. Preferred Stock has certain protections against additional issuances of Common Stock.

Conversion

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The Series Seed conversion price is $0.01345679 per share.

Additionally, each share of Series Seed Preferred Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing at a price of at least 3 times the Series Seed Original Issue Price of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) a vote or written consent of a majority of the outstanding shares of Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, and a vote of the key holders of common stock, as defined in the Company’s Amended Articles of Incorporation.

Common Stock

The Company authorized 2,431,000,000 shares of Class A Common Stock, 298,000,000 shares of Class B Common Stock, 12,150,000 shares of Class C Common Stock and 876,000,000 shares of Class AAA Common Stock at $0.0001 par value as of December 31, 2025.

The holders of the Class A common stock are entitled to one vote for each share of such stock held at all meetings of stockholders. There shall be no cumulative voting, and the holders of shares of Class B, Class C and Class AAA common stock shall not be entitled to vote. The holders of record of Class A Common Stock exclusively shall be entitled to elect all directors of the Company.

F-26

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Company unless (in addition to the obtaining of any consents required elsewhere in the Company’s Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

Additionally, each share of Class B Common Stock, Class C Common Stock or Class AAA Common Stock will automatically convert into shares of Class A Common Stock (i) immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933, as amended (the “Securities Act”) or (ii) upon election from the Company’s board of directors..

During the year ended December 31, 2024, option holders exercised 10,774,734 options for shares of Class B common stock for proceeds of $9,482.

During the year ended December 31, 2024, the Company issued 88,340,056 shares of Class AAA common stock for gross proceeds of $10,496,376 pursuant to a Regulation CF offering. In connection with the offering, the Company incurred $1,484,912 in offering costs.

During the year ended December 31, 2025, 8,053,255 Series Seed Preferred shares, 18,954,782 Class A shares, 1,526,425 Class B shares, and 146,718 Class C shares were converted into 28,681,180 shares of Class AAA common stock.

During the year ended December 31, 2025, option holders exercised 2,988,322 options for shares of Class B common stock for $12,515 in proceeds.

During the year ended December 31, 2025, the Company issued 285,937,828 shares of Class AAA common stock and 100,000 shares of Class C common stock for gross proceeds of $47,902,612 pursuant to a Regulation CF offering. In connection with the offering, the Company incurred $29,765,946 in offering costs.

During the year ended December 31, 2025, the Company issued an aggregate of 72,666,668 shares of Class AAA common stock and 208,334 shares of Class C common stock pursuant to business and assets acquisitions for the fair value of an aggregate equity consideration of $14,951,250. See Note 6.

During the year ended December 31, 2025, the Company issued 8,301,923 shares of Class AAA common stock for gross proceeds of $1,000,000.

As of December 31, 2025 and 2024, there were 627,870,232 and 646,825,014 shares of Class A Common Stock issued and outstanding. As of December 31, 2025 and 2024, there were 22,199,069 and 20,737,172 shares of Class B Common Stock issued and outstanding, respectively. As of December 31, 2025 and 2024, there were 11,155,245 and 10,993,629 shares of Class C Common Stock issued and outstanding, respectively. As of December 31, 2025 and 2024, there were 544,907,998 and 149,320,399 shares of Class AAA Common Stock issued and outstanding, respectively.

9.	STOCK- BASED COMPENSATION

2021 Stock Plan

The Company has adopted the 2021 Equity Incentive Plan (“2021 Plan”), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2021 Plan was 243,000,000 shares as of December 31, 2025. The options have a term of ten years. The amount granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2021 Plan’s inception. Stock options granted under the 2021 Plan typically vest between immediate and four-year periods. As of December 31, 2025, there were 11,024,696 shares available for future issuance.

F-27

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

A summary of information related to stock options is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Life
Outstanding as of December 31, 2023	212,630,695	$0.03	$5,530,000
Granted	32,713,753	0.01
Exercised	(10,609,345)	0.03
Forfeited	(25,021,875)	0.03
Outstanding as of December 31, 2024	209,713,228	$0.02	$4,910,428	3.20
Granted	26,679,536	0.05
Exercised	(2,988,322)	0.02
Forfeited	(154,632)	0.01
Outstanding as of December 31, 2025	233,249,810	$0.03	$6,142,079	2.34

Exercisable as of December 31, 2025	188,480,017	$0.03	$4,963,173
Exercisable as of December 31, 2024	152,122,755	$0.02	$3,042,455

	For the Years Ended
	December 31,
	2025	2024

Weighted average grant-date fair value of options granted during year	$0.04	$1.00
Weighted average duration (years) to expiration of outstanding options at year-end	7.56	8.33

During the year ended December 31, 2024, option holders exercised 10,774,734 options for shares of Class B common stock for proceeds of $9,482.

During the year ended December 31, 2025, option holders exercised 2,988,322 options for shares of Class B common stock for $12,515 in proceeds.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	For the Years Ended
	December 31,
	2025	2024
Risk-free interest rate	3.77%-4.57%	3.60%-4.80%
Expected term (in years)	5.49	5.06
Expected volatility	80.00%	80.00%
Expected dividend yield	0%	0%

The total grant-date fair value of the options granted during the years ended December 31, 2025 and 2024 was $962,902 and $327,138 respectively. Stock-based compensation expense for stock options of $856,980 and $755,686 respectively, was recognized under FASB ASC 718 for the years ended December 31, 2025, and 2024, respectively. Total unrecognized compensation cost related to non-vested stock option awards amounted to $2,636,786 as of December 31, 2025 and will be recognized over a weighted average period of 2.34 years as of December 31, 2025.

F-28

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Classification

Stock-based compensation expense was classified in the consolidated statements of operations as follows:

	For the Years Ended
	December 31,
	2025	2024
Sales and marketing	$645,471	$610,899
Research and development	94,268	85,195
General and administrative	85,698	79,592
	$825,437	$775,686

Warrants

During 2025, the Company issued $12,000,000 in senior secured notes with attached warrants to a third-party lender. The January 2025 issuance included 6,000,000 warrants with an exercise price of $0.125 per share, and the December 2025 issuance included 2,800,000 warrants with an exercise price of $0.250 per share. Both notes bear interest at 13.25% and have a 36-month term. The warrants are classified as liabilities and are measured at fair value at issuance and re-measured at fair value at each reporting date, with changes in fair value recognized in earnings. The initial fair value assigned to the warrants was recorded as a debt discount and is amortized to interest expense over the term of the related notes using the effective interest method.

A summary of information related to warrants is as follows:

	Options	Weighted Average Exercise Price	Intrinsic Value	Weighted Average Remaining Life
Outstanding as of December 31, 2024	-	$-	$-	-
Granted	8,800,000	0.16		6.37
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2025	8,800,000	$0.16	$2,950,000	6.37

The warrants are classified as derivative liabilities in accordance with ASC 815-10-15. Equity classification is precluded under ASC 815-40 and ASC 480 due to weighted-average anti-dilution provisions and holder put options that may require cash settlement. The warrant liability at issuance was $1,546,592, based on independent fair value measurements performed by Scalar. The January 2025 warrants were valued at $639,616 and the December 2025 warrants were valued at $906,976. These instruments are re-measured to fair value at each reporting date using Level 2 inputs, with changes in fair value recognized in current period earnings. As of December 31, 2025, the full face amount of this initial fair value, together with the fair value of warrants remeasured at fair value under ASC 350-60 was $2,080,315. For the year ended December 31, 2025, the Company recognized a loss on change in fair value of warrant liabilities of $533,723, recorded in other expense in the consolidated statements of operations.

Warrant
liability
Issuance of warrant - January 24, 2025	639,616
Issuance of warrant - December 23, 2025	906,976
Change in fair value	533,723
Balance, December 31, 2025	$2,080,315

The fair value assigned to the warrants of $1,546,592 at issuance created a corresponding debt discount, which is presented as a reduction of the face amount of the notes. This discount is amortized to interest expense over the 36-month term of the notes using the effective interest method in accordance with ASC 470-20-35-3. For the year ended December 31, 2025, the Company recorded $178,842 in interest expense related to the amortization of this discount. As of December 31, 2025, the unamortized debt discount is $1,340,785.

F-29

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

The following table presents the assumptions used in the Black-Scholes option-pricing model to determine the fair value of the warrants as of January 24, 2025 and December 23, 2025, respectively, and the remeasurement as of December 31, 2025:

	January 24, 2025 (Issuance)	December 23, 2025 (Issuance)	December 31, 2025 (Remeasurement)
January 2025 Warrants:
Stock price	$0.06	-	$0.18
Exercise price	$0.13	-	$0.13
Put strike price	$0.24	-	$0.24
Expected volatility	65.0%	-	65.0%
Risk-free interest rate	4.43%	-	3.86%
Expected term (years)	7.00	-	6.07
Dividend yield	0%	-	0%
Fair value per warrant	$0.107	-	$0.196

December 2025 Warrants:
Stock price	-	$0.18	-
Exercise price	-	$0.25	-
Put strike price	-	$0.57	-
Expected volatility	-	65.0%	-
Risk-free interest rate	-	3.86%	-
Expected term (years)	-	7.01	-
Dividend yield	-	0%	-
Fair value per warrant	-	$0.324	-

10.	RELATED PARTY TRANSACTIONS

Payable to Shareholders

In connection with the Company’s Regulation A+ offering, certain existing security holders (the “Selling Shareholders”) were permitted to sell their existing shares to new investors through the offering. Proceeds attributable to Selling Shareholder shares were collected by the Company and recorded as a liability upon receipt. As of December 31, 2024, the outstanding balance owed to Selling Shareholders was $1,265,000. During the year ended December 31, 2025, the Company remitted all amounts due, and the balance was fully paid as of December 31, 2025. Accordingly, there is no outstanding payable to shareholders as of December 31, 2025.

High-Yield Note Holders

In connection with the high-yield note offering during October and November 2025, employees and members of management that were designated as accredited investors were permitted to invest.

EARNM Foundation

During the year ended December 31, 2024, the Company provided services to Current (Gibraltar) Limited pursuant to a services agreement. During this period, CGL was treated as a related party, as Mode Mobile, LLC held 100% of the voting rights in CGL with 0% economic interest retained. CGL was not consolidated and was accounted for as an unconsolidated variable interest entity. Revenue recognized from CGL during the year ended December 31, 2024 was $1,851,240.

Effective December 31, 2024, CGL began wind-down efforts and a new arms-length entity, EARNM Foundation, was established. The Company entered into a services agreement with EARNM Foundation to provide supporting operational services. EARNM Foundation is not a related party of the Company. As of December 31, 2025, the Company has recorded a receivable of $800,038, and $230,000 as of December 31, 2024 due from EARNM Foundation arising from services provided under the agreement. The receivable is classified as a current asset based on management’s expectation of collection within twelve months of the balance sheet date. No allowance for credit loss has been recorded as of December 31, 2025, as management believes the balance is fully collectible. Formal repayment terms have not yet been finalized as of the date of issuance of these consolidated financial statements. The Company will update this disclosure upon execution of definitive repayment terms.

Indemnification Holdback

The Company owed an indemnification holdback of $1,975,490 pursuant to acquisitions completed during the year ended December 31, 2025. These holdback amounts are maintained to cover potential claims under the terms of the acquisition agreements and are distinct from direct shareholder payables.

F-30

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

11.	DISAGGREGATION OF INCOME STATEMENT EXPENSES

The Company adopted ASU 2024-03, Disaggregation of Income Statement Expenses, effective December 31, 2025. The Company applies the expense-incurred basis of disclosure.

	Cost of Net Revenues	Sales & Marketing	Research & Development	General & Administrative	Total 2025
Employee compensation (a)	$-	$1,412,903	$3,979,361	$4,219,588	$9,611,853
Depreciation expense	-	-	-	8,881	8,881
Intangible asset amortization expense	-	721,790	$656,984	1,915	1,380,688
Ohter costs of net revenues (b)	1,706,869	-	-	-	1,706,869
Other selling, general & administrative (c)	-	8,438,855	585,304	3,029,866	12,054,024
Total	$1,706,869	$10,573,548	$5,221,648	$7,260,249	$24,762,315

(a)	Employee compensation includes wages, bonuses, payroll taxes, employee benefits, and stock-based compensation.
(b)	Other costs of net revenues include third-party hosting costs, payment processing fees, and other direct costs of delivering the Company’s services.
(c)	Other selling, general and administrative costs include marketing program costs, professional fees, insurance, software and tooling, and overhead not separately disaggregated above.

12.	SEGMENT REPORTING

The Company operates in a single reportable segment. The Company manages a portfolio of mobile applications that generate revenue primarily through subscription and advertising services. Four operating components were identified during fiscal year 2025 — Mode Mobile, LLC; Applock (including Gallery); NGL Labs, LLC; and Emerging Apps — and have been aggregated into a single reportable segment under ASC 280-10-50-11 based on similar economic characteristics and shared qualitative attributes, including nature of products and services, production processes, customer type, methods of distribution, and regulatory environment.

Chief Operating Decision Maker

The Company’s CODM is Dan Novaes, Chief Executive Officer and Co-Founder. Mr. Novaes has ultimate authority over resource allocation and performance assessment across all operating components and reviews a monthly financial packet containing the measures described below.

Measure of Segment Profit or Loss

The CODM uses Contribution Margin as the primary measure of segment profit or loss. Contribution Margin represents revenue less direct cost of revenues, user redemptions and fees, and customer acquisition costs, and is used primarily to guide marketing spend decisions. The CODM also monitors EBITDA (after shared services allocations) to assess overall segment health. Consolidated net loss is the measure most consistent with U.S. GAAP and is reconciled in the table below.

Segment Assets

The Company manages total assets at the consolidated level. Discrete asset information is not regularly provided to or reviewed by the CODM at the individual operating component level; accordingly, no segment asset allocation is presented.

F-31

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

Summary of segment reporting is as follows:

	2025					2024
	Mode Mobile, LLC	Applock (incl. Gallery)	NGL Labs, LLC	Emerging Apps	Consolidated Total	Mode Mobile, LLC

Net revenues	$12,781,018	$7,652,347	$1,657,813	$60,457	$22,151,635	$12,136,295
Cost of sales	1,191,764	-	515,105	-	1,706,869	1,116,359
Gross profit	11,589,254	7,652,347	1,142,708	60,457	20,444,766	11,019,936
Total costs and expenses	17,271,960	3,588,309	3,891,309	10,737	24,762,315	15,799,986
Income (loss) from operations	(4,490,942)	4,064,038	(2,233,496)	49,720	(2,610,680)	(3,663,691)
Other (expense) income	(1,102,489)	-	354	-	(1,102,135)	426,982
Provision for income tax					(2,172,432)	(277,743)
Net income (loss)	$(5,593,431)	$4,064,038	$(2,233,142)	$49,720	$(5,885,247)	$(3,514,452)

TOTAL ASSETS
Total assets	$-	$-	$-	$-	$73,404,086	$14,530,509

13.	INCOME TAXES

Prior to February 25, 2021 (see Note 1), the Company was a limited liability company. Accordingly, taxable income and losses flowed to the members and the Company had no tax effects.

The provision for income taxes consists of the following:

	Years Ended
	December
	2025	2024
Current - Federal	$130,590	$227,449
Current - State	79,688	50,294
Deferred - Federal	1,731,697	-
Deferred - State	230,548	-
Total provision	$2,172,432	$277,743

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts for income tax purposes.The significant components of the Company’s deferred tax assets and liabilities are as follows:

	Years Ended
	December
	2025	2024
Deferred tax assets:
Net operating loss	$118,488	$118,488
Credits	85,042	2,488
Capitalized research costs	738,457	183,583
NQO & RSA stock options	49,701	23,734
Accruals and reservs	152,048	152,051
Other	130,321	10,562
Gross deferred tax assets	1,274,055	490,905
Valuation allowance	-	-
	1,274,055	490,905
Deferred tax liabilities:
Intangibles	(2,718,578)	29,620
Fixed assets	(936)	(908)
Capitalized acquisition costs - asset deals	2,923	-
	(2,716,592)	28,712
Net deferred tax asset	$(1,442,537)	$519,617

F-32

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

As of December 31, 2025, the Company’s net deferred tax assets of ($1,442,537). As of December 31, 2024, net deferred tax assets of $519,617Deferred tax assets were calculated using the Company’s combined effective statutory tax rate of 22.3% (federal rate of 21% and combined state rate of 1.3%, net of federal benefit).

Valuation Allowance:

Management regularly assesses the ability to realize deferred tax assets recorded based upon the weight of available evidence, including such factors as recent earnings history and expected future taxable income on a jurisdiction by jurisdiction basis. In the event that the Company changes its determination as to the amount of realizable deferred tax assets, the Company will adjust its valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. The Company’s management believes that, based on a number of factors, it is more likely than not, that all or some portion of the deferred tax assets will not be realized; and accordingly, for the year ended December 31, 2025 the Company has provided a valuation allowance against the Company’s U.S. net deferred tax assets. The net change in the valuation allowance for the year ended December 31, 2025 was $0.

Rate Reconciliation:

The following table presents a reconciliation of the Company’s income tax provision to the amount computed by applying the U.S. federal statutory rate of 21% to pre-tax loss:

	Years Ended
	December
	2025	2024
Statutory federal rate	21.00%	21.00%
State taxes, net of federal	1.30%	1.19%
Permanent differences	-9.30%	16.95%
Other	11.10%	5.43%
Change in valuation allowance	-95.65%	-17.63%
Effective tax rate	-71.55%	26.94%

Net Operating Loss Carryforwards:

As of December 31, 2025, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $0 and $1,599,123, respectively.

As of December 31, 2025, the Company had federal and state research credit carryforwards of approximately $110,072 and $4,199, respectively. The federal research credit carryforwards will begin to expire in 2036 while the California research credits carry forward have an indefinite life.

The Internal Revenue Code of 1986, as amended, imposes restrictions on the utilization of net operating losses in the event of an “ownership change” of a corporation. Accordingly, a company’s ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 (“IRC Section 382”). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Utilization of the federal and state net operating losses may be subject to substantial annual limitation due to the ownership change limitations provided by the IRC Section 382 and similar state provisions.

Uncertain Tax Positions:

As of December 31, 2025, and 2024, the total amount of gross unrecognized tax benefits was $1,050 and $28,568, respectively, including $0 and $0 of interest and penalties. As of December 31, 2025, $0 of the total unrecognized tax benefits, if recognized, would have an impact on the Company’s effective tax rate. The Company estimates that there will be $0 no material changes in its uncertain tax positions in the next 12 months. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

The Company files income tax returns in the US federal, various state, and foreign jurisdictions with varying statutes of limitations. The Company is generally no longer subject to tax examinations for years prior to for federal purposes and for state purposes, except in certain limited circumstances.

F-33

MODE MOBILE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2025 and 2024

14.	COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

15.	SUBSEQUENT EVENTS

High-Yield Retail Promissory Notes Series II

During February and March 2026, the Company issued short-term promissory notes to individual investors totaling $4,938,623 in aggregate principal. The notes bear interest at rates ranging from 12% to 18% per annum, with interest payable monthly and principal due in full one year from the date of issuance, with the ability to extend repayment by one year by the Company. All notes are classified as current liabilities.

Partners For Growth Senior Secured Note

On March 19, 2026, the Company entered into a term sheet with Partners For Growth to upsize the current facility by $3,000,000. This loan has the same terms as the existing facility, including a 36 month term with 13.25% annual interest. Management is negotiating final documentation and expects drawdown to be completed the first week of May.

Regulation A+ Fundraise

On March 23, 2026, the Company launched a Regulation A+ crowdfund issuing up to 66,095,230 Class AAA shares for cash consideration of up to $33,047,615, net of $11,383,166 available to selling security holders. As of April 27, 2026, the Company has received $927,784 in funds from the raise.

QR Code App Acquisition

On March 2, 2026, the Company acquired certain assets of the QR Code App via asset acquisition. The purchase price allocation for this transaction is currently being finalized and will be disclosed in the Company’s subsequent interim financial statements. Management does not believe this acquisition will have a material retrospective effect on the December 31, 2025 consolidated financial statements.

Management has evaluated subsequent events through April 29, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

F-34

ITEM 8: EXHIBITS

INDEX TO EXHIBITS

2.1	Amended and Restated Certificate of Incorporation of Mode Mobile, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
2.3	Bylaws of Mode Mobile, Inc. (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.1	Form of Selling Shareholder Irrevocable Power of Attorney (incorporated by reference to Exhibit 3.1 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.2	Investors’ Rights Agreement, as amended† (incorporated by reference to Exhibit 3.2 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.3	Right of First Refusal and Co-Sale Agreement, as amended† (incorporated by reference to Exhibit 3.3 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
3.4	Form of SAFT (incorporated by reference to Exhibit 3.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
3.5	Form of Warrant for Class AAA Common Stock (incorporated by reference to Exhibit 3.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
4.1	Form of Subscription Agreement (incorporated by reference to Exhibit 4.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
5	Voting Agreement, as amended † (incorporated by reference to Exhibit 5 to the Company’s Offering Statement on Form 1-A/A filed with the SEC on June 11, 2024)
6.1	Employment Agreement with Justin Hines (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.2	Employment Agreement with Kathleen DeKam (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.3	Employment Agreement with Kiran Panesar (incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed with the SEC on March 28, 2024)
6.4	Subordinated Unsecured Promissory Note - Figueiredo LLC (incorporated by reference to Exhibit 6.4 to the Company’s Offering Statement on Form 1-A filed with the SEC on February 2, 2026)
6.5	Subordinated Unsecured Promissory Note - Hunter Isaacson International LLC (incorporated by reference to Exhibit 6.5 to the Company’s Offering Statement on Form 1-A filed with the SEC on February 2, 2026)
6.6	Subordinated Unsecured Promissory Note - Vir (incorporated by reference to Exhibit 6.6 to the Company’s Offering Statement on Form 1-A filed with the SEC on February 2, 2026)
7.1	NGL - Mode Mobile - Merger Agreement dated December 1, 2025 (incorporated by reference to Exhibit 7 to the Company’s Offering Statement on Form 1-A filed with the SEC on February 2, 2026)
7.2*	QR Code Asset Purchase Agreement
7.3*	TrimBox Mode Merger Agreement

* Filed herewith

† Portions of the exhibit have been omitted.

14

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mode Mobile, Inc.

By	/s/ Dan Novaes
Dan Novaes, Chief Executive Officer
Mode Mobile, Inc.
Date:	April 30, 2026

The following persons in the capacities and on the dates indicated have signed this report.

By	/s/ Dan Novaes
Dan Novaes, Director, Principal Executive Officer,
Mode Mobile, Inc.
Date:	April 30, 2026

By	/s/ Prakash Ramachandran
Prakash Ramachandran, Principal Financial Officer, Principal Accounting Officer Mode Mobile, Inc.
Date:	April 30, 2026

By	/s/ Mark Lawrence
Mark Lawrence, Director Mode Mobile, Inc.
Date:	April 30, 2026

By	/s/ Daniel Hoffer
Daniel Hoffer, Director Mode Mobile, Inc.
Date:	April 30, 2026

15